The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-145919

Subject to Completion

Preliminary Prospectus Supplement dated September 2, 2008

PROSPECTUS SUPPLEMENT

(To prospectus dated September 7, 2007)

30,000,000 Shares

Common Stock

We are offering 30,000,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “HL.” The last reported sale price of the common stock on the New York Stock Exchange on August 29, 2008 was $7.02 per share.

Investing in shares of the common stock involves risks. See “Risk Factors” beginning on page S-21.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Hecla Mining Company	$	$

The underwriters may also purchase up to an additional 4,500,000 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on or about September     , 2008.

Merrill Lynch & Co.	Scotia Capital

BMO Capital Markets	RBC Capital Markets

The date of this prospectus supplement is September     , 2008.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement. Information in this prospectus supplement updates and modifies the information in the accompanying prospectus.

This prospectus supplement and accompanying prospectus are only being distributed to and are only directed at (1) persons who are outside the United Kingdom or (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (3) high net worth entities, and other persons to whom they may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or the accompanying prospectus.

To the extent that the offer of the securities is made in any Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”) before the date of publication of a prospectus in relation to the securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State that has notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, the offer (including any offer pursuant to this prospectus supplement and the accompanying prospectus) is only addressed to qualified investors in that Relevant Member State within the meaning of the Prospectus Directive or has been or will be made in circumstances that do not require us to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For purposes of this provision, the expression “Prospectus Directive” means Directive 2003/71/EC together with any applicable implementing measures in each Relevant Member State.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 (File No. 333-145919) that we filed with the Securities and Exchange Commission (“SEC”) utilizing an automatic shelf registration process and that became effective on September 7, 2007. Under this shelf registration process we will sell our common stock, par value $0.25 per share (“Common Stock”).

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of our Common Stock and also adds, updates and changes information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the prospectus, which gives more general information, some of which may not apply to this offering of Common Stock. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under “Where You Can Find More Information” on page S-44 of this prospectus supplement before investing in our Common Stock.

Unless otherwise stated, information in this prospectus supplement assumes the underwriters will not exercise their overallotment option to purchase up to 4,500,000 shares of our Common Stock.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements included in this prospectus supplement, the accompanying prospectus, and the other public filings incorporated by reference herein constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). Forward-looking statements are statements of expectations, beliefs, plans, objectives, assumptions or future events or performance. Words or phrases such as “may,” “will,” “could,” “anticipate,” “believe,” “should,” “estimate,” “expect,” “intend,” “plan,” “predict,” “project,” “will likely result,” “will continue,” or similar expressions identify forward-looking statements.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis including, without limitation, management’s examination of historical operating trends, data contained in records and other data available from third parties, but there can be no assurance that our expectations, beliefs or projections will be achieved or accomplished. In addition to other factors and matters discussed elsewhere in this prospectus supplement or incorporated by reference, some important factors that could cause our actual results or outcomes to differ materially from those discussed in forward-looking statements include:

•	metals prices and price volatility;

•	amount of metals production;

•	costs of production;

•	mining risks and hazards;

•	risks inherent in foreign exploration activities and operations;

•	remediation, reclamation, and environmental costs;

•	the results or settlements of pending litigation;

•	cash flow;

ii

•	currency fluctuations and currency exchange regulations;

•	reserve estimates;

•	project development risks;

•	changes in, and compliance with, environmental laws and policies;

•	financial or regulatory accounting principles or policies imposed by governing bodies;

•	our ability to obtain financing for working capital, construction costs and the repayment of any future maturing debt;

•	capital market conditions, including interest rate fluctuations and capital availability;

•	new federal, state and local laws that could have adverse effects on operating results;

•	legal and regulatory proceedings and issues;

•	the impact of any acquisitions or dispositions of operations, assets, entities, or mining properties;

•	employee workforce factors, including strikes, work stoppages and the loss of key executives; and

•	general political, economic and financial market conditions.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information contained elsewhere or incorporated by reference in this prospectus supplement. Because this is only a summary, it does not contain all the information that may be important to you. For a more complete understanding of our business and this offering, you should read the entire prospectus supplement and the accompanying prospectus and the documents incorporated herein and therein by reference, including the annual financial statements included elsewhere herein or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should also carefully consider the matters discussed under “Risk Factors.”

When used in this prospectus supplement, the terms “Hecla,” “the company,” “we,” “our” and “us,” except as otherwise indicated or as the context otherwise requires, refer to Hecla Mining Company and its consolidated subsidiaries.

HECLA MINING COMPANY

We are a U.S.-based precious and base metals mining company engaged in the exploration, acquisition, development, production, and marketing of silver, gold, lead and zinc. Incorporated in 1891, we are among the oldest U.S.-based precious metals mining companies and one of the lowest-cost primary silver producers in North America. We produce both metal concentrates, which we sell to smelters, and unrefined gold and silver bullion bars (doré), which is either sold as doré or refined before sale to precious metals traders.

On April 16, 2008, we completed the acquisition of companies owning 70.3% of the Greens Creek mine located on Admiralty Island, Alaska for $700 million in cash and 4,365,000 shares (then valued at approximately $50 million) of Hecla Common Stock. The transaction increased the interest of our subsidiaries in Greens Creek to 100% of the venture and substantially enhanced our silver reserves. See “Recent Developments — Acquisition of Greens Creek.”

On July 8, 2008, we completed the sale of all of our business in Venezuela for approximately $20 million in cash and 4,273,504 shares (then valued at approximately $5 million) of common stock of Rusoro Mining Ltd., subject to customary post-closing adjustments. See “Recent Developments — Sale of Venezuela Operations and Assets.”

Greens Creek Acquisition Rationale

Our acquisition of the U.S.-based Greens Creek mine, which is the fifth largest silver mine in the world, has significantly enhanced our silver reserves in areas of political and regulatory stability. On an annualized basis, the integration of the additional ownership of the Greens Creek mine is expected to:

•	nearly double our silver production to about 11 million ounces annually in 2009;

•	increase our silver reserves by more than 157% from 51.9 million ounces to 133.4 million ounces;

•	increase our gold reserves by 100% to over 900,000 ounces;

•	significantly increase cash flow from operations; and

•	assist our efforts to maintain a low average cash cost per ounce of silver.

On a pro forma basis, our reserves would have totaled 133.4 million ounces of silver, 0.9 million ounces of gold, 896.6 thousand tons of zinc and 426.4 thousand tons of lead as of December 31, 2007, if both the Greens Creek acquisition and Venezuela sale had both been consummated at that time. Additionally, we have increased our production estimate for 2008 to approximately 9.0 million ounces of silver from 5.6 million ounces actually produced in 2007. Our current reserve life, calculated by dividing pro forma year-end 2007 reserves by estimated 2008 production is approximately 11 years.

We are organized and managed and we report results in the following four units that encompass our operating units and significant exploration interests:

•

The Greens Creek Unit — is an underground silver-zinc-gold-lead mine located on Admiralty Island, Alaska. Hecla has been a joint venture partner in the mine with subsidiaries of Rio Tinto plc for approximately 20 years. On April 16, 2008, we increased our subsidiaries’ ownership interest in Greens Creek from 29.7% to 100.0% through the purchase of two Rio Tinto subsidiaries. We completed the acquisition for $700 million in cash and approximately $50 million of Common Stock, substantially increasing our silver reserves. Greens Creek has probable reserves totaling 116.0 million ounces of silver with significant gold, lead and zinc by-products.

•

The Lucky Friday Unit — is a deep underground silver-lead-zinc mine. Located in northern Idaho, Lucky Friday has been in production since 1942. Lucky Friday has proven and probable reserves totaling 17.4 million ounces of silver with significant lead and zinc by-products.

•

The San Juan Unit — is the right to earn into a 70% joint venture interest in a roughly 25-square-mile consolidated land package in one of Colorado’s most prolific silver producing districts. The venture, called the San Juan Silver Mining Joint Venture, is located in the famous Creede Mining District. We entered into the joint venture participation with Emerald Mining & Leasing, LLC, and Golden 8 Mining, LLC on February 21, 2008. Historically, the district has produced approximately 84 million ounces of silver from underground mining, the type of narrow-vein mining in which we have particular expertise. A major piece of this land package includes the historic Bulldog mine, where Homestake Mining produced 25 million ounces of silver before closing in 1985 due to depressed metals prices. Significantly, the consolidated land package will encompass over 30 miles of prospective veins and vein splays, including large portions of the Bulldog, Amethyst, Equity, Alpha Corsair and OH veins that will provide exploration opportunities for many years. The deal consists of a three-year buy-in with a total value of $23.2 million made up of exploration work and cash. We can earn up to a 70% interest by paying Emerald Mining & Leasing, LLC, and Golden 8 Mining, LLC, a total of $11.2 million in our Common Stock (of which approximately $9 million in our Common Stock was paid at signing), by spending $6 million in exploration on the property during the first year, and by committing to an additional total of $6 million in exploration work over the subsequent two years.

•

The San Sebastian Unit — includes our wholly-owned San Sebastian silver-gold property located in Durango, Mexico and our Rio Grande exploration project, which consists of limonite, hematite, marcasite, pyrite, argentite, and pyrargyrite and trace amounts of chalcopyrite. During 2005, San Sebastian reached the end of its known mine life. However, we are continuing an ongoing exploration program at San Sebastian where our concession holdings cover approximately 364 square miles.

SUMMARY OF MINERAL RESERVES

The following tables summarize our mineral reserves as of December 31, 2007 after giving pro forma effect to the acquisition of the remaining 70.3% interest in the Greens Creek mine and the sale of our business and operations in Venezuela.

Mine	Tons	Grade				Contained Metal
		Silver (oz/ton)	Gold (oz/ton)	Lead (%)	Zinc (%)	Silver (ounces)	Gold (ounces)	Lead (tons)	Zinc (tons)
Proven reserves
Lucky Friday Unit, US	760,700	12.3	—	7.2	2.5	9,324,800	—	54,500	18,900

						9,324,800	—	54,500	18,900
Probable reserves
Lucky Friday Unit, US	680,000	11.9	—	7.5	2.5	8,065,200	—	50,900	16,700
Greens Creek Unit, US	8,454,000	13.7	0.110	3.8	10.2	116,025,000	908,000	321,000	861,000

						124,090,200	908,000	371,900	877,700
Total Proven and Probable reserves						133,415,000	908,000	426,400	896,600

BUSINESS STRENGTHS

•

Low cost silver production.    We believe that our cost position is a significant competitive advantage. For the years ended December 31, 2007, 2006 and 2005, our total cash costs per ounce of silver produced (after by-product credits) were ($2.81), $0.24 and $2.96, respectively. For the years ended December 31, 2007, 2006 and 2005, total cash costs per ounce of silver produced (after by-product credits) at Greens Creek were ($5.27), ($3.47) and $1.46, respectively. For the six month periods ended June 30, 2008 and June 30, 2007, our total cash costs per ounce of silver produced (after by-product credits) were $1.77 and $(1.54), respectively. Cash cost per ounce of silver is a non-GAAP performance measure that differs from the most comparable GAAP financial measure. See “Reconciliation of Non-GAAP Financial Measures to Most Comparable GAAP Financial Measure.”

•	Attractive production. With our acquisition of the remaining interest in Greens Creek, our annual silver production is expected to grow approximately 100% from 2007 to 2009 to 11 million ounces.

•

Established operational history.    We believe that the established operational histories of our mines substantially reduce the risk of our mining operations. The Lucky Friday and Greens Creek mines have significant operating track records, having been in operation since 1942 and 1989, respectively. Lucky Friday and Greens Creek have substantial existing proven and probable reserves.

•

Attractive geographic locations.    Our principal projects, Greens Creek and Lucky Friday, are located in the U.S. and contain 100% of our silver reserves. Additionally, we have exploration efforts ongoing at these mines, as well as in Mexico and Colorado.

•	Experienced management team. We have an experienced management team with a successful track record for finding and developing reserves and managing ongoing mining operations.

BUSINESS STRATEGY

•

Actively manage the integration of the Greens Creek unit.    Our management team is focused on assuming operating responsibility for, and fully integrating our recently acquired interest in Greens Creek. We have completed the management transition at Greens Creek and have retained all required pre-acquisition employees. We believe that our ownership history and significant management expertise will facilitate a continued smooth integration process.

•

Exploit and develop our existing asset base.    We seek to maximize the value of our existing mineral properties through the expansion of our reserves and production capacity at operating properties, while also controlling total cash costs.

•

Grow through new and existing exploration activities.    We intend to continue investing in new exploration projects in the vicinities of geographically stable districts we believe to be under-explored and under-invested. These mining districts include northern Idaho’s Silver Valley, the prolific silver-producing district near Durango, Mexico, Alaska’s Admiralty Island, and the Creede district of southwestern Colorado. For the year ended December 31, 2007, we invested $19.8 million in exploration activities and expect to spend approximately $27.5 million for exploration activities in 2008.

•

Maintain low cash cost position.    In exploring and pursuing new projects and opportunities, we will continue our focus on maintaining a low cash cost per ounce of silver produced relative to our competitors. We believe this advantage offers protection during metal price volatility.

•

Maintain financial flexibility.    Our plan is to maintain a capital structure that provides us with the flexibility needed to capitalize on future growth opportunities and limit our financial risk. We have historically used leverage conservatively, funding our development and growth activity through a combination of internally generated cash flow, asset divestitures and equity offerings. Based on expected cash flow provided by operating activities, we believe we are well positioned to fund our currently identified exploration and development opportunities for the foreseeable future upon repayment of the bridge facility.

PRINCIPAL PROJECTS

The following description summarizes selected information about our principal projects. Please refer to our annual report for the year ended December 31, 2007 and our various quarterly and current reports, which are incorporated by reference herein, for a further description of these properties.

Greens Creek Unit

The Greens Creek mine is a silver-zinc-gold-lead mine located on Admiralty Island, Alaska. The property includes 17 patented lode claims and one patented mill site claim, in addition to property leased from the U.S. Forest Service. Greens Creek also has title to mineral rights on 7,500 acres of federal land adjacent to the properties. The entire project is accessed by boat and served by 13 miles of road and consists of the mine, an ore concentrating mill, a tailings impoundment area, a ship-loading facility, camp facilities and a ferry dock.

The Greens Creek mine currently produces approximately 2,100 tons of ore per day. The primary mining methods are cut and fill and longhole stoping. The ore is processed on site at a mill, which produces lead, zinc and bulk concentrates, as well as doré containing silver and gold. The doré is sold to a precious metal refiner and the three concentrate products are sold to a number of major smelters worldwide. Concentrates are shipped from a marine terminal located on Admiralty Island approximately nine miles from the mine site.

In 2007, Greens Creek produced approximately 8.6 million ounces of silver, 68,000 ounces of gold, 63,000 tons of zinc, and 21,000 tons of lead on a 100% basis.

The map below illustrates the location and access to Greens Creek:

The Greens Creek mine currently has silver reserves of 116.0 million ounces. Management implements programs designed to maintain sufficient mine reserves for planning purposes. Historically, the property has each year developed additional reserves to replace the actual extraction in each year of operations.

Lucky Friday Unit

Since 1958, we have owned and operated the Lucky Friday unit, an underground silver-lead-zinc mine located in the Coeur d’Alene Mining District in northern Idaho.

Below is a map illustrating the location and access to the Lucky Friday mine:

The area of the Lucky Friday mine currently in production, known as the Lucky Friday Expansion Area, has been mined since 1997. During 1991, we discovered several mineralized structures containing high-grade silver ores in an area known as the Gold Hunter property, approximately 5,000 feet northwest of the then existing Lucky Friday workings. We control the Gold Hunter property under a long-term agreement with Independence Lead Mines Company (“Independence”) expiring in February 2018 and renewable thereafter, that entitles us, as operator, to mine the Gold Hunter property, recoup certain capital investments and build a working capital account, after which Independence has a right to an 18.52% net profits royalty interest. In addition, after the capital account is paid down, Independence has the right within two years thereafter to elect to switch their royalty right to an 18.52% participating non-operating interest. Recoupment depends on, among other factors, metal prices and the extent of capital invested in the Lucky Friday. In February 2008, we announced an agreement to acquire substantially all of the assets of Independence, which would result in our ownership of 100% of the property (see Note 20 of Notes to Consolidated Financial Statements included in our Current Report filed on Form 8-K on September 2, 2008 for further discussion of the agreement).

The principal mining method at the Lucky Friday unit is ramp access, cut and fill. This method utilizes rubber-tired equipment to access the veins through ramps developed outside of the orebody. Once a cut is taken along the strike of the vein, it is backfilled with cemented tailings and the next cut is accessed, either above or below, from the ramp system.

Lucky Friday has silver reserves totaling 17.4 million ounces with lead and zinc by-product reserves totaling 105,400 and 35,600 tons, respectively. The ore produced from Lucky Friday is processed in a 1,000-ton-per-day conventional flotation mill. The flotation process produces both a silver-lead concentrate and a zinc concentrate. During 2007, mill recovery totaled approximately 92.41% silver, 92.37% lead and 78.25% zinc. All silver-lead-zinc concentrate production during 2007 was shipped to Teck Cominco Limited’s smelter in Trail, British Columbia, Canada.

In 2007, Lucky Friday produced approximately 3.1 million ounces of silver, 18,000 tons of lead, and 8,000 tons of zinc.

RECENT DEVELOPMENTS

Sale of Venezuelan Operations and Assets

On July 8, 2008, Hecla Limited, our wholly owned subsidiary, consummated the transactions contemplated under the Stock Purchase Agreement (the “Stock Purchase Agreement”) with Rusoro Mining Ltd. (“Rusoro”) and Rusoro MH Acquisition, Ltd., a wholly owned subsidiary of Rusoro (“Rusoro Acquisition”). Prior to the closing, Hecla Limited owned directly all of the outstanding capital stock of El Callao Gold Mining Company (“El Callao”) and indirectly all of the issued and outstanding shares in the capital of Drake-Bering Holdings B.V. (“Drake-Bering”). Together, El Callao and Drake-Bering represented all of our business and operations in Venezuela. Under the terms of the Stock Purchase Agreement, Hecla Limited sold to Rusoro Acquisition all of the outstanding shares in the El Callao and Drake-Bering for $20,000,000 in cash and 4,273,504 shares of common stock of Rusoro, subject to customary post-closing adjustments. See our Current Report on Form 8-K filed on July 14, 2008 for further discussion.

Second Quarter Results of Operations

On August 4, 2008, we reported silver production of 2.4 million ounces for the second quarter of 2008, a 60% increase over the same period a year ago. Second quarter financial results showed a loss applicable to common shareholders of $44.4 million, or 35 cents per share, on revenue of $64 million. The results include several one-time or transactional items related to the purchase of the Greens Creek Joint Venture, the sale of our Venezuelan operations and the sale of Great Basin Gold stock which resulted in a combined charge of $39.3 million. Income applicable to common shareholders in the second quarter of 2007 was $24.2 million, or 20 cents per share, on revenue of $44.4 million. Second quarter 2007 results also included a number of unusual items, most notably the sale of the Hollister Development Block.

Unusual or one-time items that impacted our results from operations during the second quarter of this year included:

•

a loss of $30.7 million relating to our recently sold Venezuelan properties which consisted of an impairment loss of $11.4 million and a loss from operations of $19.3 million (which included a foreign exchange loss of $13.3 million from the repatriation of $38.7 million from Venezuela to the United States);

•

an increase in cost of sales by $17 million compared to the second quarter of 2007 due to the valuation of in-process inventory associated with the Greens Creek Joint Venture acquisition (Hecla did receive the cash flow benefit from the sale of that inventory); and

•	a gain of $8.1 million from the sale of Great Basin Gold stock previously received in connection with the sale of our interest in the Hollister project.

Other items that impacted second quarter net income included a 42% decrease in the price of zinc from $1.66 per pound in the second quarter of 2007 to $0.96 in the second quarter of 2008, increased smelter treatment and refining charges, and higher energy and steel costs. These factors resulted in increased cash cost per ounce of silver at the Lucky Friday and Greens Creek silver operations compared to a year ago. Cash cost per ounce of silver is a non-GAAP performance measure that differs from the most comparable GAAP financial measure. See “Reconciliation of Non-GAAP Financial Measures to Most Comparable GAAP Financial Measure.”

For the first six months of 2008, we recorded a loss applicable to common stockholders of $32.3 million, or 26 cents per share of common stock, compared to income applicable to common stockholders of $32.2 million, or 27 cents per share of common stock, during the same period in 2007.

Acquisition of 70.3% of Greens Creek

On April 16, 2008, we completed the acquisition of the companies owning 70.3% of the Greens Creek mine for $700 million in cash and approximately $50 million in stock (see Note 14 of Notes to the Condensed Consolidated Financial Statements of our Form 10-Q for the period ended June 30, 2008, our Current Report on Form 8-K filed on April 22, 2008, and our Current Report on Form 8-K filed on September 2, 2008, for further discussion). The acquisition was partially funded by a $380 million debt facility, which includes a $140 million three-year term facility and a $240 million bridge facility, which matures on October 16, 2008. We utilized $220 million from the bridge facility at the time of closing the Greens Creek transaction.

Agreement to acquire Independence

On February 13, 2008, we announced an agreement to acquire substantially all of the assets of Independence Lead Mines Company, located in northern Idaho’s Silver Valley, for 6,936,884 shares of our Common Stock. Included in the assets to be acquired is a land position near our Lucky Friday unit in the Silver Valley (where we have initiated a significant generative exploration program). The assets to be acquired also include mining claims held by Independence under an agreement with Hecla relating to the Lucky Friday mine, which includes all future interest or royalty obligation by Hecla to Independence. The transaction is subject to approval by the shareholders of Independence, and Independence is subject to a $1.25 million transaction break-up fee under specific circumstances associated with the agreement. Completion of the transaction is expected to take place during the fourth quarter of this year.

Acquisition of San Juan Silver Mining Joint Venture earn-in rights

On February 21, 2008, we announced that our wholly-owned subsidiary, Rio Grande Silver Inc., acquired the right to earn into a 70% interest in the San Juan Silver Joint Venture, which holds an approximately 25-square-mile consolidated land package in the Creede Mining District of Colorado. The agreement consists of a three-year buy-in with a total value of $23.2 million, consisting of exploration work and cash. We can earn up to a 70% joint interest by paying Emerald Mining & Leasing, LLC, and Golden 8 Mining, LLC, a total of $11.2 million in Common Stock (of which approximately $9 million in our Common Stock was paid at signing), by spending $6 million in exploration on the property during the first year, and by committing to an additional total of $6 million in exploration work over the subsequent two years.

CORPORATE OFFICES

Our corporate headquarters are located at 6500 North Mineral Drive, Suite 200, Coeur d’Alene, Idaho 83815. Telephone and fax numbers for our corporate headquarters are (208) 769-4100 and (208) 769-7612, respectively. Our Canadian administrative office is located at Suite 440, 580 Hornby Street, Vancouver, British Columbia V6C 3B6. The telephone and fax numbers for this office are (604) 682-6201 and (604) 682-6215, respectively.

The Offering

The following summary contains basic information about the Common Stock and is not intended to be complete. For a more complete understanding of the Common Stock, please refer to the section in the accompanying prospectus entitled “Description of Capital Stock.”

Issuer	Hecla Mining Company

Securities Offered	30,000,000 shares of our Common Stock (plus up to 4,500,000 additional shares of Common Stock if the underwriters exercise their overallotment option in full).

Offering Price	$ per share of Common Stock.

Overallotment Option	To the extent the underwriters sell more than 30,000,000 shares of our Common Stock, the underwriters have the option to purchase up to 4,500,000 additional shares of our Common Stock from us at the offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus supplement.

Dividend Policy	We do not pay or declare dividends on our Common Stock under our current policy. Our credit facility includes provisions that limit our payment of dividends on our Common Stock.

Use of Proceeds	We estimate that the net proceeds from this offering, after deducting estimated fees and expenses and underwriting discounts and commissions, will be approximately $ million ($ million if the underwriters exercise their option to purchase additional shares of Common Stock in full). We intend to use the net proceeds from this offering, together with cash on hand or from current operations, to repay our indebtedness under our bridge facility and for other general corporate purposes. See “Use of Proceeds.”

NYSE Trading Symbol	“HL”

Risk Factors	An investment in the Common Stock involves a significant degree of risk. We urge you to carefully consider all of the information described in the section entitled “Risk Factors” beginning on page S-21.

Summary consolidated financial information

The following table sets forth our summary consolidated financial information. You should read carefully the financial statements and related notes incorporated by reference into this prospectus supplement, including the notes to the financial statements included in our Current Report on Form 8-K filed with the SEC on September 2, 2008. The selected data in this section is not intended to replace the financial statements.

We derived the income statement data for the years ended December 31, 2007, 2006 and 2005, and balance sheet data as of such dates from the audited financial statements incorporated by reference in this prospectus supplement. We derived the income statement for the six months ended June 30, 2008 and 2007 and balance sheet data as of such dates from the unaudited financial statements incorporated by reference into this prospectus supplement. Our management believes that the unaudited historical financial statements contain all adjustments needed to present fairly the information included in those statements, and that the adjustments made consist only of normal recurring adjustments.

Summary consolidated historical financial information

				(unaudited)
	Year ended December 31,			Six months ended June 30,
$000s (except for per share data)	2007	2006	2005	2008	2007
Operating results data
Sales of products	$153,702	$122,585	$71,152	$100,622	$77,531
Cost of sales and other direct production costs	63,593	51,968	47,760	67,305	31,404
Depreciation, depletion and amortization	12,323	11,756	10,840	13,040	6,144

	75,916	63,724	58,600	80,345	37,548

Gross profit	77,786	58,861	12,552	20,277	39,983

Other operating expenses
General and administrative	15,166	15,011	10,134	10,332	7,636
Exploration	15,934	14,708	8,516	12,911	6,521
Pre-development expense	1,027	8,091	9,420	—	1,027
Depreciation and amortization	299	972	621	—	—
Other operating expense	1,229	5,309	394	1,457	1,482
(Gain) loss on disposition of property, plants, equipment and mineral interests	(63,205)	(4,497)	984	—	(63,825)
Charitable foundation donation	5,143	—	—	—	—
Provision for closed operations and environmental matters	49,152	3,516	1,306	1,490	46,403

	24,745	43,110	31,375	26,190	(756)
Income (loss) from operations	53,041	15,751	(18,823)	(5,913)	40,739

Other income (expense)	6,613	39,345	1,462	5,353	3,590

Income (loss) from continuing operations before income taxes	59,654	55,096	(17,361)	(560)	44,329
Income tax benefit (provision)	8,503	9,692	(590)	3,815	1,747

Income (loss) from continuing operations	68,157	64,788	(17,951)	3,255	46,076
Income (loss) from discontinued operations, net of taxes	(14,960)	4,334	(7,409)	(17,380)	(13,596)
Loss on impairment of discontinued operations, net of taxes	—	—	—	(11,372)	—
Net income (loss)	53,197	69,122	(25,360)	(25,497)	32,480
Preferred stock dividends	(1,024)	(552)	(552)	(6,817)	(276)

Income (loss) applicable to common shareholders	52,173	$68,570	$(25,912)	$(32,314)	$32,204

				(unaudited)
	Year ended December 31,			Six months ended June 30,
$000s (except for per share data)	2007	2006	2005	2008	2007
Basic and diluted income (loss) per common share:
Income (loss) from continuing operations	0.56	0.54	(0.16)	(0.03)	0.38
Income (loss) from discontinued operations	(0.13)	0.03	(0.06)	(0.14)	(0.11)
Loss on impairment of discontinued operations	—	—	—	(0.09)	—
Income (loss) per common share	0.43	0.57	(0.22)	(0.26)	0.27

Weighted average number of common shares outstanding — basic	120,420	119,255	118,458	124,538	120,120
Pro forma data:(2)

Income (loss) from continuing operations applicable to common shareholders	100,571			10,221	53,074
Basic and diluted income (loss) from continuing operations per common share	0.81			0.08	0.43
Weighted average number of common shares outstanding — basic	124,785			128,903	124,485
Pro forma as adjusted data:(3)

Income (loss) from continuing operations applicable to common shareholders	110,717			10,221	63,220
Basic and diluted income (loss) from continuing operations per common share	0.73			0.06	0.41
Weighted average number of common shares outstanding — basic	153,397			157,515	153,097
Cash flow data
Net cash provided by (used in) operating activities	$64,995	$61,494	$(5,913)	$4,024	$24,383
Net cash used in investing activities	$29,334	$8,298	$(21,977)	$(678,953)	$(5,777)
Net cash provided by (used in) financing activities	$202,916	$(107)	$(262)	$347,616	$2,443

Financial position data
Cash and cash equivalents	$373,123	$75,878	$6,308	$45,810	$96,927
Short-term investments and securities held for sale	$25,759	$25,455	$40,862	—	$83,713
Total assets	$650,737	$346,269	$272,166	$1,082,965	$413,743
Stockholders’ Equity	$492,529	$224,728	$161,330	$526,869	$260,182
Total liabilities and shareholders’ equity	$650,737	$346,269	$272,166	$1,082,965	$413,743

(1)	The summary consolidated financial statements were filed with the SEC on our Current Report on Form 8-K on September 2, 2008, for the years ended December 31, 2007, 2006, and 2005 and on Form 10-Q for the period ended June 30, 2008, for the six-month periods ended June 30, 2008 and 2007. The financial statements in each document referenced included Notes to Condensed Combined Financial Statements which should be read in connection herewith.
(2)	Pro forma amounts give effect to our April 16, 2008 acquisition of the remaining 70.3% interest in Greens Creek, as if the transaction had been completed on January 1, 2007. Unaudited Pro Forma Condensed Combined Statements of Continuing Operations for the year ended December 31, 2007 and six-month period ended June 30, 2008 are included in our Current Report filed on Form 8-K on September 2, 2008.
(3)	Pro forma as adjusted data is intended to show the effect of the common stock offering on the pro forma data, as if the offering was completed on January 1, 2007. These amounts reflect the retirement of $200 million of our bridge facility, which results in a pro forma reduction to interest expense of $10.0 million for the year ended December 31, 2007 and six-month period ended June 30, 2007. The 28,612 pro forma increases in the weighted average number of common shares outstanding is calculated by dividing anticipated proceeds from the offering of $200 million by the August 27, 2008 closing price per share of $6.99.

Summary of historical financial and operating data for Greens Creek Joint Venture(1)

	Year ended December 31,			Six months ended June 30,
$000s, unaudited	2007	2006	2005	2008	2007
Revenue	$252,960	$240,747	$132,146	$105,793	$134,721
Cost of sales and other operating expenses	106,594	92,069	78,145	53,337	51,517
Depreciation, depletion and amortization	18,149	21,179	23,413	8,704	10,031

Gross profit	$128,217	$127,499	$30,588	$43,752	$73,173
Other Income (expense)	1,997	1,736	939	571	1,011

Net Income	130,214	129,235	31,527	44,323	74,184
Ore milled (tons)	732,227	732,176	717,639	341,561	345,811
Silver (ounces)	8,646,825	8,866,744	9,665,429	3,556,141	4,686,908
Gold (ounces)	68,005	62,943	72,758	32,963	31,442
Zinc (tons)	62,603	59,435	64,612	29,984	28,766
Lead (tons)	21,029	20,996	21,914	10,018	10,063

Average cost per ounce of silver produced(2)
Cash operating costs	$(6.06)	$(4.20)	$1.30	$(0.07)	$(4.81)
Total cash costs	(5.27)	(3.47)	1.46	0.50	(4.04)
Total production costs	(1.93)	(0.30)	4.02	5.33	(0.95)

Probable ore reserves(3, 4, 5, 6)
Total tons	8,455,096	7,677,679	7,480,229
Silver (ounces per ton)	13.7	14.4	14.5
Gold (ounces per ton)	0.11	0.11	0.12
Zinc (percent)	10.2	10.4	10.2
Lead (percent)	3.8	4.0	3.9
Contained silver (ounces)	116,037,000	110,706,394	108,140,565
Contained gold (ounces)	908,174	864,786	864,309
Contained zinc (tons)	860,747	797,804	766,253
Contained lead (tons)	320,552	305,816	290,834

1	This summary of historical financial and operating data for Greens Creek has been prepared based on a 100% production basis, and not on the 29.7% historical ownership interest of the venture by us during the periods indicated.
2	Includes by-product credits from gold, lead and zinc production. Cash cost per ounce of silver represent measurements that are not in accordance with GAAP that management uses to monitor and evaluate the performance of our mining operations. We believe cash cost per ounce of silver provide an indicator of profitability and efficiency at each location and on a consolidated basis, as well as providing a meaningful basis to compare our results to those of other mining companies and other mining operating properties. A reconciliation of this non-GAAP measure to cost of sales and other direct production costs and depreciation, depletion and amortization, the most comparable GAAP measure, can be found in “Reconciliation of Non-GAAP Financial Measures to Most Comparable GAAP Financial Measure.”
3	Estimates of proven and probable ore reserves for the Greens Creek unit as of December 2007, 2006 and 2005 are derived from successive generations of reserve and feasibility analyses for different areas of the mine each using a separate assessment of metals prices. The weighted average prices used were determined by the Kennecott Greens Creek Mining Company, and differ from the prices used by us, for example, in making such calculations for our Lucky Friday unit. The average prices used for the Greens Creek unit were:

	December 31,
($)	2007	2006	2005
Silver	8.00	6.00	5.79
Gold	529.00	446.00	381.00
Lead	0.27	0.27	0.31
Zinc	0.58	0.47	0.44

4	The changes in reserves in 2007 versus 2006 and 2006 versus 2005 are due to addition of new drill data, increases in forecasted precious metals prices, which has resulted in the addition of new reserves based on updated estimates for certain orebodies, partially offset by depletion due to production.
5	We only report probable reserves at the Greens Creek unit, which are based on average drill spacing of 50 to 100 feet. Proven reserves typically require that mining samples are partly the basis of the ore grade estimates used, while probable reserve grade estimates can be based entirely on drilling results. Cutoff grade assumptions vary by orebody and are developed based on reserve prices, anticipated mill recoveries and smelter payables and cash operating costs. Cutoff grades range from $70 per ton net smelter return to $100 per ton net smelter return.
6	An independent review by AMEC E&C, Inc. was completed for reserve models in 2005 for the 200 South, 5250 and Southwest Bench deposits.

Summary of historical financial and operating data for Lucky Friday

	Year ended December 31,			Six months ended June 30,
$000s, unaudited	2007	2006	2005	2008	2007
Sales	$80,976	$52,422	$21,792	$39,899	$38,832
Cost of sales and other direct production costs	35,840	26,936	16,958	20,734	17,412
Depreciation, depletion and amortization	3,883	3,565	593	2,263	1,914

Gross profit	$41,253	$21,921	$4,241	$16,902	$19,506

Production
Ore milled (tons)	323,659	276,393	214,158	163,815	168,419
Silver (ounces)	3,071,857	2,873,663	2,422,537	1,424,468	1,656,230
Lead (tons)	18,297	16,657	14,560	9,170	9,598
Zinc (tons)	8,009	6,537	4,080	5,090	4,105

Average cost per ounce of silver produced(1)
Cash operating costs	$(0.90)	$3.57	$5.26	$3.67	$0.30
Total cash costs	$(0.75)	$3.65	$5.27	$3.76	$0.56
Total production costs	$0.52	$4.90	$5.56	$5.36	$1.73

Total proven and probable ore reserves(2, 3, 4)
Total tons	1,440,700	1,361,896	1,288,640
Silver (ounces per ton)	12.1	13.3	13.4
Lead (percent)	7.3	8.2	7.7
Zinc (percent)	2.5	2.9	2.9
Contained silver (ounces)	17,390,000	18,135,795	17,209,268
Contained lead (tons)	105,400	111,606	98,724
Contained zinc (tons)	35,600	39,154	37,669

1	Includes by-product credits from lead and zinc production. Cash cost per ounce of silver or gold represent measurements that are not in accordance with GAAP that management uses to monitor and evaluate the performance of our mining operations. We believe cash cost per ounce of silver provide an indicator of profitability and efficiency at each location and on a consolidated basis, as well as providing a meaningful basis to compare our results to those of other mining companies and other mining operating properties. A reconciliation of this non-GAAP measure to cost of sales and other direct production costs and depreciation, depletion and amortization, the most comparable GAAP measure, can be found in “Reconciliation of Non-GAAP Financial Measures to Most Comparable GAAP Financial Measure.”
2	Proven and probable ore reserves are calculated and reviewed in-house and are subject to periodic audit by others, although audits are not performed on an annual basis. Cutoff grade assumptions vary by ore body and are developed based on reserve prices, anticipated mill recoveries and smelter payables and cash operating costs. Due to multiple ore metals, and complex combinations of ore types, metal ratios and metallurgical performances at the Lucky Friday, the cutoff grade is expressed in terms of net smelter return (“NSR”), rather than metal grade. The cutoff grade at the Lucky Friday ranges from $56 per ton NSR to $68 per ton NSR. An independent audit of reserves at the Lucky Friday was conducted by Scott Wilson Roscoe Postle Associates Inc. during 2006. Our estimates of proven and probable reserves are based on the following metals prices:

	December 31,
($)	2007	2006	2005
Silver	10.00	8.00	6.20
Lead	0.60	0.42	0.30
Zinc	1.00	0.67	0.44

3	Reserves are in-place materials that incorporate estimates of the amount of waste that must be mined along with the ore and expected mining recovery. Mill recoveries are expected to be 92.84% for silver, 93.40% for lead and 75.94% for zinc. Zinc recovery has improved from historical levels due to mill upgrades completed during 2005, 2006 and 2007.
4	The changes in reserves in 2007 versus 2006, and in 2006 versus 2005, are due to addition of data from new drill holes and development work together with increases in forecast metals prices, which has resulted in the addition of new reserves based on updated estimates, partially offset by depletion due to production.

Unaudited Pro Forma Condensed Combined Financial Statements

On April 16, 2008, we completed the purchase of all of the issued and outstanding shares of capital stock of Hecla Greens Creek Mining Company (formerly Kennecott Greens Creek Mining Company) (“HGCMC”) and Hecla Juneau Mining Company (formerly Kennecott Juneau Mining Company) (“HJMC”), the companies owning an approximately 70.3% interest in the Greens Creek Joint Venture (sometimes referred to herein as the “Joint Venture”), from Kennecott Minerals Holding Company for $750 million (“Greens Creek Acquisition”). Prior to the Greens Creek Acquisition, HGCMC, HJMC and our subsidiary, Hecla Alaska, LLC, jointly owned the Greens Creek mine. HGCMC and HJMC owned, in aggregate, an approximate 70.3% interest of Greens Creek, and Hecla Alaska, LLC owned the remaining interest of Greens Creek. As a result of the Greens Creek Acquisition, we now own, through various subsidiaries, a 100% interest in Greens Creek.

The following unaudited pro forma condensed combined statements of continuing operations and notes have been prepared based on historical financial statements of Hecla and 70.3% of the Joint Venture to assist shareholders in analyzing the potential financial results of the combined company.

The Greens Creek Acquisition is accounted for as a business combination. The unaudited pro forma condensed combined statements of continuing operations are prepared on that basis, and are presented to give effect to the acquisition of 70.3% of the Joint Venture by Hecla. The following unaudited pro forma condensed combined statements of continuing operations represent the combined company’s unaudited pro forma condensed combined unaudited pro forma condensed combined statement of continuing operations for the year ended December 31, 2007 and for the six month period ended June 30, 2008 as if it occurred on January 1, 2007. Hecla’s historical information for the year ended December 31, 2007 has been derived from the restated historical audited financial statements included in the Company’s Form 8-K filed on September 2, 2008, and Hecla’s historical information for the six month period ended June 30, 2008 has been derived from the unaudited financial statements included in the Company’s June 30, 2008 Form 10-Q. Historical information for 70.3% of the Joint Venture has been derived from historical financial statements, which were prepared and presented in accordance with U.S. GAAP. As described in the notes to these unaudited pro forma condensed combined income statements, historical financial statements for 70.3% of the Joint Venture were adjusted to conform with Hecla’s accounting policies and presentation, and to reflect certain unaudited expense items of HJMC that were not reflected in the separate financial statements of the Joint Venture (see Note 3 to the following unaudited pro forma financial statements). Separate combined consolidated financial statements of HGCMC and HJMC have not been provided, as they are not materially different from the adjusted Joint Venture financial information.

The Joint Venture audited financial statements as of December 31, 2007 and 2006, and for the three year period then ended were restated as a result of the correction of an error, as the Joint Venture determined that units-of-production depletion and amortization calculations used since inception of the Joint Venture for certain long-lived assets were not consistent with guidelines established by the Securities and Exchange Commission (“SEC”). See Note 9 of the Greens Creek Joint Venture Audited Financial Statements for the Year Ended December 31, 2007, and Note 8 of the Greens Creek Joint Venture Audited Financial Statements for the Years Ended December 31, 2006 and 2005 for more information. The Greens Creek 70.3% amounts presented below reflect the restatement. However, the historical Hecla amounts presented below that include Hecla’s existing 29.7% interest in the Joint Venture on a proportionately consolidated basis were unaffected by the Joint Venture restatement, as Hecla has historically adjusted the Joint Venture depletion and amortization amounts to be compliant with SEC guidelines.

The pro forma adjustments are based upon available information and assumptions that management of Hecla believes are reasonable. The unaudited pro forma condensed combined income statements are presented for illustrative purposes only and are based on the estimates and assumptions set forth in the notes accompanying those statements. The companies might have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the combination. The unaudited pro forma condensed combined income statements should be read in conjunction with the historical financial statements of Hecla and the Joint Venture and the related notes thereto.

Hecla Mining Company

Pro Forma Condensed Consolidated Statements of Continuing Operations (Unaudited)

(Dollars and shares in thousands, except per share amounts)

	Year ended December 31, 2007
	Hecla	Greens Creek 70.3%			Acquisition Adjustments			Pro Forma Combined

		(Note 3)			(Note 4)
Sales of products	$153,702	$171,950			$(1,195)	(b	)	$324,458

Cost of sales and other direct production costs	63,593	68,255						131,848
Depreciation, depletion and amortization	12,323	11,869			26,416	(a	)	50,608

	75,916	80,124			26,416			182,456

Gross profit	77,786	91,826			(27,611)			142,002

Other operating expenses
Exploration	15,934	3,121			—			19,055
Provision for closed operations and environmental matters	49,152	—			—			49,152
Other operating income	(40,341)	—			—			(40,341)

	24,745	3,121			—			27,866

Income (loss) from operations	53,041	88,705			(27,611)			114,136

Other income (expense):
Interest and other income	7,147	1,476			—			8,623
Interest expense	(534)	(72)			(16,452)	(c	)	(17,058)

	6,613	1,404			(16,452)			(8,435)

Income before income taxes	59,654	90,108			(44,062)			105,700
Income tax benefit (provision)	8,503	(36,043)	(d	)	36,043	(d	)	8,503

Net income (loss) from continuing operations	68,157	54,065			(8,019)			114,203
Preferred stock dividends	(1,024)	—			(12,608)	(e	)	(13,632)

Income (loss) from continuing operations applicable to common shareholders	$67,133	$54,065			$(20,627)			$100,571

Basic income from continuing operations per common share after preferred stock dividends	$0.56							$0.81

Diluted income from continuing operations per common share after preferred stock dividends	$0.56							$0.80

Weighted average number of common shares outstanding — basic	120,420				4,365	(f	)	124,785

Weighted average number of common shares outstanding — diluted	121,071				4,365			125,436

The accompanying notes are an integral part of the financial statements.

Hecla Mining Company

Pro Forma Condensed Consolidated Statements of Continuing Operations (Unaudited)

(Dollars and shares in thousands, except per share amounts)

	Six months ended June 30, 2008
	Hecla	Greens Creek 70.3%			Acquisition Adjustments			Pro Forma Combined

		(Note 3)			(Note 4)
Sales of products	$100,622	$39,272			$(349)	(b	)	$139,545

Cost of sales and other direct production costs	67,305	15,206						82,511
Depreciation, depletion and amortization	13,040	2,674			5,800	(a	)	21,514

	80,345	17,880			5,800			104,025

Gross profit	20,277	21,392			(6,149)			35,520

Other operating expenses
Exploration	12,911	409			—			13,320
Provision for closed operations and environmental matters	1,490	—			—			1,490
Other operating expenses	11,789	204			—			11,993

	26,190	613			—			26,803

Income (loss) from operations	(5,913)	20,779			(6,149)			8,717

Other income (expense):
Interest and other income	11,192	289			—			11,481
Interest expense	(5,839)	(11)			(1,296)	(c	)	(7,146)

	5,353	278			(1,296)			4,335

Income before income taxes	(560)	21,058			(7,445)			13,053
Income tax benefit (provision)	3,985	(8,423)	(d	)	8,423	(d	)	3,985

Net income (loss) from continuing operations	3,425	12,635			978			17,038
Preferred stock dividends	(6,817)	—			—			(6,817)

Income (loss) from continuing operations applicable to common shareholders	$(3,392)	$12,635			$978			$10,221

Basic and diluted income (loss) from continuing operations per common share after preferred stock dividends	$(0.03)							$0.08

Weighted average number of common shares outstanding — basic	124,538				2,494			127,032

Weighted average number of common shares outstanding — diluted	124,538				2,494			127,032

The accompanying notes are an integral part of the financial statements.

Notes to Unaudited Pro Forma Condensed Combined Income Statements

Note 1. Summary of the acquisition of 70.3% of the Greens Creek Joint Venture

The unaudited pro forma condensed combined financial statements contained herein assume that the acquisition had been completed on January 1, 2007 (for statement of operations purposes).

The purchase price is based upon Hecla Mining Company paying cash of $700 million and issuing 4,365,000 shares of Hecla Mining Company common stock valued at $53.4 million, and estimated acquisition related costs of $5.1 million for a total acquisition price of $758.5 million.

The number of Hecla Mining Company shares issued, 4,365,000, was determined by dividing $50 million by the volume-weighted average trading price for the 20 trading days immediately prior to the second trading day immediately preceding the closing date. For purchase accounting, the valuation of the shares was based upon the average closing price of Hecla Mining Company shares a few days before and after April 14, 2008 (two days prior to the closing date of the acquisition on April 16, 2008).

The following represents the preliminary allocation of the purchase price of the Greens Creek acquisition:

Consideration:
Cash payments	$700,000
Hecla stock issued (4,365,000 shares at $12.23 per share)	53,384
Acquisition related costs	5,074

Total purchase price	$758,458

Fair value of net assets acquired:
Cash	$16,938
Product inventory	28,510
Other current assets	15,597
Property, plants, equipment and mineral interests, net	691,827
Identified intangible	5,994
Deferred tax asset	23,000
Other assets	21,279

Total assets	803,145
Less: Liabilities assumed	44,687

Net assets acquired	$758,458

Note 2. Pro forma adjustments made to unaudited pro forma condensed combined statement of continuing operations for the acquisition of 70.3% of the Greens Creek Joint Venture

The unaudited pro forma condensed combined statement of continuing operations includes the following adjustments:

(a)	To record additional depreciation and amortization expense resulting from the increased carrying value of depreciable assets acquired as a result of purchase accounting. Depreciation and amortization expense is based on estimated useful lives of 3 to 11 years for buildings and equipment and estimated life of mine of twelve years for mineral interests. No amortization for non-operating mineral interest is recognized.

No pro forma adjustment has been made in the statement of operations for the purchase accounting valuation adjustment for product inventory. Such adjustment, which would decrease pro forma net income by approximately $16.6 million, is nonrecurring and is not reflected in the pro forma statement of operations.

(b)	To record amortization of identified intangible that consists of a favorable shipping contract that has a remaining contractual term of five years.

(c)	To record interest charges as follows (in thousands):

	Six Months Ended June 30, 2008	Year ended December 31, 2007

Bridge note payable six months after acquisition date:
Interest charges based on interest rate of 5.710%	$0	$6,292
Amortization expense of the deferred financing costs	0	3,854

Term note payable:
Interest charges based on interest rate of 4.335%	1,058	5,486
Amortization expense of the deferred financing costs	239	820

	$1,297	$16,452

The interest rates on both the bridge note and the term note are variable and are based on LIBOR plus additional basis points. The rate used for pro forma financial statement purposes is based on LIBOR at the acquisition date (April 16, 2008) which was 2.80%. The effect of a 1/8% change in the variable interest rates for the six month ended June 30, 2008 and the year ended December 31, 2007 would be $0 and $137,500, respectively on the bridge note and $30,000 and $158,000, respectively on the term note.

If the bridge loan is not fully repaid and cancelled within three months from the closing date, then an additional amount equal to 1.0% of the amount outstanding under the bridge loan on such date shall be due and payable on such date. If the original outstanding bridge loan amount of $220 million is still outstanding after three months, an additional fee of $2.2 million will be paid and expensed.

(d)	To record the income tax provision for 70.3% of net income of the Joint Venture. Because the Joint Venture is a flow-through tax entity, its historical financial statements do not contain provision for income taxes. Hecla Mining Company is a taxable entity; therefore an adjustment is necessary to reflect an income tax provision as if the Greens Creek acquisition had occurred as of January 1, 2007. A tax rate of 40% is applied to Venture net income which is comprised of a federal rate of 34% and state tax rate of 6%. The tax provision is entirely reversed as a result of purchase accounting adjustments and utilization of net operating loss carryovers. Also see Note 5 Income Taxes for additional discussion.

(e)	In December 2007, Hecla Mining Company sold 2,012,500 shares of 6.5% Mandatory Convertible Preferred Stock. For purposes of the pro forma statements of operations, it has been assumed that the preferred stock was sold on January 1, 2007. A pro forma adjustment has been made for the year ended 12/31/07 of $12,608 to reflect payments of dividends on the preferred stock.

(f)	To record the issuance of 4,365,000 shares of Hecla Mining Company common stock to Kennecott, valued at $12.23 per share or $53,384,000.

Note 3. Greens Creek Joint Venture — 70.3% Balances

The Joint Venture balances are based upon the Joint Venture audited financial statements for the year ended December 31, 2007, as restated, and interim financial statements for the six months ended June 30, 2008. The amounts presented in the “Greens Creek — 70.3%” columns reflect 70.3% of the total amounts presented in the Joint Venture’s financial statements. The amounts have been adjusted to conform to Hecla Mining Company’s accounting policies and presentation. Conforming adjustments are as follows:

	Statement of Operations for the
	Six Months ended 6/30/08	Year ended 12/31/07
	Increase (decrease) to net income
Product inventory costs are adjusted based on Hecla Mining Company product costing accounting practices.	$1,435	$(489)
Asset Retirement Obligation asset and related accumulated depreciation are adjusted to reflect Hecla Mining Company’s asset retirement obligation (“ARO”) calculation and amortization practices.	42	300
ARO liability balance is adjusted based using Hecla Mining Company’s model and assumptions.	159	590

In addition to acquiring 70.3% of the Joint Venture, Hecla Mining Company will be assuming HJMC’s Bristol Bay royalty payment obligation. This royalty is reflected as an increase to the Joint Venture’s cost of sales for the quarter ended June 30, 2008, and the year ended December 31, 2007 by $166,000 and $1.8 million, respectively.

Note 4. Income taxes

The Joint Venture has not been subject to income taxes due to its status as a joint venture. Rather, each member of the Joint Venture recognized its portion of Venture results from operations in their respective income tax returns.

Hecla Mining Company’s acquisition of the Joint Venture is a taxable acquisition whereby the tax bases of the assets acquired and liabilities assumed equal their book bases. No deferred taxes (other than for an adjustment to the existing valuation allowance discussed below) will be recognized as a result of the acquisition. Subsequent to the acquisition date, deferred taxes related to Venture operations will be recorded for differences in tax and book treatment on a prospective basis.

Historically, Hecla Mining Company has recorded a valuation allowance on its net deferred tax assets to reflect the estimated amount of deferred tax assets, which may not be realized principally due to the expiration of net operating losses and tax credit carryforwards. Periodically, Hecla Mining Company reviews available evidence in future periods to determine whether more or less of its net deferred tax assets should be realized. Adjustments to the valuation allowance are made in the period for which the determination is made. See Note 6 — Income Taxes in the Hecla Mining Company consolidated financial statements contained in the Form 8-K filed on September 2, 2008.

Based upon preliminary calculations and purchase accounting assumptions, management has estimated that on the date of acquisition, the valuation allowance will be reduced as a result of the Joint Venture acquisition. This reduction resulted in an increase in current deferred tax assets of $2,373,000, an increase in noncurrent deferred tax assets of $20,627,000, and a decrease in mineral interests of $23,000,000 on the acquisition date. In determining the reduction, management considered estimated future earnings of the Joint Venture.

Note 5. Non-recurring charges resulting directly from the acquisition of the Greens Creek Joint Venture transaction.

The Company expects to recognize compensation expense of approximately $900,000 within the 12 months following consummation of the transaction. This expense is a result of absorbing the Joint Venture employees into Hecla Mining Company’s Pension Plan.

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement, before making an investment decision. Our business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks. The market or trading price of our securities could decline due to any of these risks. In addition, please read “Information Regarding Forward-Looking Statements” in this prospectus supplement, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Financial Risks

We have a history of losses that may continue in the future.

Although we reported net income of $53.2 million for the year ended December 31, 2007 and $69.1 million for the year ended December 31, 2006, we reported a net loss of $25.4 million for the year ended December 31, 2005 and net losses of $41 million and $25.5 million, respectively, for the three months and six months ended June 30, 2008.

Many of the factors affecting our operating results are beyond our control, including the volatility of metals prices; interest rates; global or regional political or economic policies; inflation; developments and crises; governmental regulations; continuity of orebodies; and speculation and sales by central banks and other holders and producers of gold and silver in response to these factors. We cannot foresee whether our operations will continue to generate sufficient revenue in order for us to generate net cash from operating activities. There can be no assurance that we will not experience net losses in the future.

A substantial or extended decline in metals prices would have a material adverse effect on us.

The majority of our revenue is derived from the sale of silver, gold, lead and zinc and, as a result, our earnings are directly related to the prices of these metals. Silver, gold, lead and zinc prices fluctuate widely and are affected by numerous factors, including:

•	speculative activities;

•	relative exchange rates of the U.S. dollar;

•	global and regional demand and production; and

•	political and economic conditions.

These factors are largely beyond our control and are difficult to predict. If the market prices for these metals fall below our production or development costs for a sustained period of time, we will experience losses and may have to discontinue exploration, development or operations, or incur asset write-downs at one or more of our properties.

The following table sets forth the average daily closing prices of the following metals for the years ended 1995 and 2001 through 2007, and for the six months ended June 30, 2008.

	June 30, 2008	December 31,
		2007	2006	2005	2004	2003	2002	2001	1995
Silver(1) (per oz.)	$17.43	$13.39	$11.57	$7.31	$6.66	$4.88	$4.60	$4.37	$5.20
Gold (2) (per oz.)	$911.36	$696.66	$604.34	$444.45	$409.21	$363.51	$309.97	$272.00	$384.16
Lead (3) (per lb.)	$1.18	$1.17	$0.58	$0.44	$0.40	$0.23	$0.21	$0.22	$0.29
Zinc (4) (per lb.)	$1.03	$1.47	$1.49	$0.63	$0.48	$0.38	$0.35	$0.40	$0.47

(1)	London Fix
(2)	London Final
(3)	London Metals Exchange — Cash
(4)	London Metals Exchange — Special High Grade — Cash

On August 29, 2008, the closing prices for silver, gold, lead and zinc were $13.61 per ounce, $830.88 per ounce, $0.923 per pound and $0.806 per pound, respectively.

Hedging activities could expose us to losses.

We periodically enter into hedging activities, such as forward sales contracts and commodity put and call option contracts, to manage the metals prices received on our products and in an attempt to insulate our operating results from declines in those prices. However, hedging may prevent us from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract. In addition, we may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity.

Our costs are subject to currency fluctuations.

Our products are sold in world markets in United States dollars, although a portion of our operating expenses are incurred in local currencies. Foreign exchange fluctuations may materially increase our production costs, future exploration activities and costs of capital.

Our profitability could be affected by the prices of other commodities.

Our business activities are highly dependent on the costs of commodities such as fuel, steel and cement. The recent prices for such commodities have significantly increased and have increased our costs of production and development. A material increase in costs at any of our operating properties could have a significant effect on our profitability.

The terms of our senior credit facility restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions and that, in turn, could impair our ability to meet our obligations.

Our senior credit facility contains various restrictive covenants that limit management’s discretion in operating our business. In particular, these covenants limit our ability to, among other things:

•	incur additional debt;

•	make certain investments or pay dividends or distributions on our capital stock or purchase or redeem or retire capital stock;

•	sell assets, including capital stock of our restricted subsidiaries;

•	restrict dividends or other payments by restricted subsidiaries;

•	create liens;

•	enter into transactions with affiliates; and

•	merge or consolidate with another company.

Our senior credit facility also requires us to maintain specified financial ratios and satisfy certain financial tests. Our ability to maintain or meet such financial ratios and tests may be affected by events beyond our control, including changes in general economic and business conditions, and we cannot assure you that we will maintain or meet such ratios and tests or that the lenders under our senior credit facility will waive any failure to meet such ratios or tests.

These covenants could materially and adversely affect our ability to finance our future operations or capital needs. Furthermore, they may restrict our ability to expand, to pursue our business strategies, and otherwise to conduct our business. Our ability to comply with these covenants may be affected by circumstances and events beyond our control, such as prevailing economic conditions and changes in regulations, and we cannot assure you that we will be able to comply with them. A breach of these covenants could result in a default under our senior credit facility. If there were an event of default under our senior credit facility, the affected creditors could cause all amounts borrowed under these instruments to be due and payable immediately. Additionally, if we fail to repay indebtedness under the senior credit facility when it becomes due, the lenders under the senior credit facility could proceed against the assets which we have pledged to them as security. Our assets and cash flow might not be sufficient to repay our outstanding debt in the event of a default.

The need to refinance our bridge facility may materially adversely affect us.

We utilized $220 million of a $240 million six-month bridge debt facility established in connection with our April 16, 2008 acquisition of the companies owning 70.3% of the Greens Creek mine. The bridge facility expires on October 16, 2008. We intend to repay this bridge debt facility with the proceeds of this offering, our cash on hand, and cash from our continuing operations. See “Use of Proceeds.” In the event that the proceeds from this offering and our cash on hand and from our continuing operations are insufficient to repay the bridge debt facility, we could be adversely affected and/or be forced to take other actions, such as reducing capital expenditures, to retire or refinance the bridge facility.

Our accounting and other estimates may be imprecise.

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts and related disclosure of assets, liabilities, revenue and expenses at the date of the consolidated financial statements and reporting periods. The more significant areas requiring the use of management assumptions and estimates relate to:

•	mineral reserves that are the basis for future cash flow estimates and units-of-production depreciation, depletion and amortization calculations;

•	future metals prices;

•	environmental, reclamation and closure obligations;

•	asset impairments, including long-lived assets and investments;

•	reserves for contingencies and litigation; and

•	deferred tax asset valuation allowance.

Actual results may differ materially from these estimates using different assumptions or conditions.

Our ability to recognize the benefits of deferred tax assets is dependent on future cash flows and taxable income.

We recognize the expected future tax benefit from deferred tax assets when the tax benefit is considered to be more likely than not of being realized. Otherwise, a valuation allowance is applied against deferred tax assets. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction under which we are subject. To the extent that future cash flows and taxable income differ significantly from estimates, our ability to realize the deferred tax assets could be impacted. Additionally, future changes in tax law could limit our ability to obtain the future tax benefits represented by our deferred tax assets. As of December 31, 2007, our current and non-current deferred tax asset balances were $7.4 million and $14.9 million, respectively. See Note 6 of Notes to Consolidated Financial Statements of our Current Report on Form 8-K filed on September 2, 2008 for further discussion of our deferred tax assets.

Operation, Development and Exploration Risks

Our foreign operations are subject to additional inherent risks.

We recently sold our mining operations and assets in Venezuela, but still currently conduct significant activities, including exploration projects in Mexico. We anticipate that we will continue to conduct significant operations in Mexico and possibly other international locations in the future. Because we conduct operations internationally, we are subject to political and economic risks such as:

•	the effects of local political, labor and economic developments and unrest;

•	significant or abrupt changes in the applicable regulatory or legal climate;

•	exchange controls and export or sale restrictions;

•	expropriation or nationalization of assets with inadequate compensation;

•	currency fluctuations and repatriation restrictions;

•	invalidation of governmental orders, permits, or agreements;

•	renegotiation or nullification of existing concessions, licenses, permits and contracts;

•	recurring tax audits and delays in processing tax credits or refunds;

•	corruption, demands for improper payments, expropriation, and uncertain legal enforcement and physical security;

•	disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations;

•	fuel or other commodity shortages;

•	illegal mining;

•	laws or policies of foreign countries and the United States affecting trade, investment and taxation;

•	civil disturbances, war and terrorist actions; and

•	seizures of assets.

Consequently, our exploration, development and production activities outside of the United States may be substantially affected by factors beyond our control, any of which could materially adversely affect our financial condition or results of operations.

We may be subject to a number of unanticipated risks related to inadequate infrastructure.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our mining operations.

We may be subject to a number of risks and uncertainties if our announced acquisition agreement fails to close.

In February 2008, we announced an agreement to purchase substantially all of the assets of Independence Lead Mines Company. For more information, see Note 14 of Notes to the Condensed Consolidated Financial Statements to our Form 10-Q for the period ended June 30, 2008. Failure to complete this transaction could negatively impact our stock performance and future operations. For example:

•	the price of our Common Stock may decline to the extent that the current market price reflects an assumption that the transactions will be completed.

•

we must pay expenses related to the transaction, including substantial legal and accounting fees, even if the transaction is not completed. This could affect the results of our operations for the period during which the fees are incurred.

•	we would continue to own our current interest, rather than the entire future interest in the Lucky Friday mine.

We may not realize the cost savings and other benefits we currently anticipate due to challenges associated with integrating the operations, personnel and other aspects of the companies owning 70.3% of the Greens Creek mine.

Our acquisition of the companies owning 70.3% of the Greens Creek mine reflects our expectation that the transaction will result in increased metals production, earnings and cash flow. These anticipated results will depend in part on whether we can successfully integrate the acquired companies’ operations in an efficient and effective manner. This will present significant challenges to management, including integration of systems and personnel, unanticipated liabilities and costs, and the potential loss of key personnel. There can be no assurance that there will be operational or other synergies realized, or that the integration of the companies’ operations, management and cultures will be timely or effectively accomplished. In addition, the integration of the companies may subject us to liabilities existing at the acquired companies, some of which may be unknown. While we have conducted due diligence on the operations of, and have participated in the Greens Creek Joint Venture with the acquired companies, there can be no guarantee that we are aware of any and all liabilities of the acquired companies. These liabilities, and any additional risks and uncertainties related to the acquisition not currently known to us or that we may currently deem immaterial, could negatively impact our business, financial condition and results of operations.

Our development of new orebodies and other capital costs may cost more and provide less return than we estimated.

Capitalized development projects may cost more and provide less return than we estimate. If we are unable to realize a return on these investments, we may incur a related asset write-down that could adversely affect our financial results or condition.

Our ability to sustain or increase our current level of production of metals partly depends on our ability to develop new orebodies and/or expand existing mining operations. Before we can begin a development project, we must first determine whether it is economically feasible to do so. This determination is based on estimates of several factors, including:

•	ore reserves;

•	expected recovery rates of metals from the ore;

•	future metals prices;

•	facility and equipment costs;

•	availability of affordable sources of power and adequacy of water supply;

•	exploration and drilling success;

•	capital and operating costs of a development project;

•	environmental considerations and permitting;

•	adequate access to the site, including competing land uses (such as agriculture and illegal mining);

•	currency exchange and repatriation risks;

•	applicable tax rates;

•	foreign currency fluctuation and inflation rates;

•	political risks and regulatory climate in the foreign countries in which we operate; and

•	availability of financing.

These estimates are based on geological and other interpretive data, which may be imprecise. As a result, actual cash operating costs and returns from a development project may differ substantially from our estimates and as such it may not be economically feasible to continue with a development project.

Our ore reserve estimates may be imprecise.

Our ore reserve figures and costs are primarily estimates and are not guarantees that we will recover the indicated quantities of these metals. You are strongly cautioned not to place undue reliance on estimates of reserves. Reserves are estimates made by our professional technical personnel, and no assurance can be given that the estimated amount of metal or the indicated level of recovery of these metals will be realized. Reserve estimation is an interpretive process based upon available data and various assumptions. Our reserve estimates, particularly those for properties that have not yet started producing, may change based on actual production experience. Further, reserves are valued based on estimates of costs and metals prices, which may not be consistent among our operating and non-operating properties. The economic value of ore reserves may be adversely affected by:

•	declines in the market price of the various metals we mine;

•	increased production or capital costs;

•	reduction in the grade or tonnage of the deposit;

•	increase in the dilution of the ore; and

•	reduced recovery rates.

Short-term operating factors relating to our ore reserves, such as the need to sequentially develop orebodies and the processing of new or different ore grades, may adversely affect our cash flow. We may use forward sales contracts and other hedging techniques to partially offset the effects of a drop in the market prices of the metals we mine. However, if the prices of metals that we produce decline substantially below the levels used to calculate reserves for an extended period, we could experience:

•	delays in new project development;

•	net losses;

•	reduced cash flow;

•	reductions in reserves; and

•	write-downs of asset values.

Efforts to expand the finite lives of our mines may not be successful, which could hinder our growth and decrease the value of our stock.

One of the risks we face is that our mines have a relatively small amount of proven and probable reserves, primarily because we have low volume, underground operations. Thus, we must continually replace depleted ore reserves. Our ability to expand or replace ore reserves depends primarily on the success of our exploration program. Mineral exploration, particularly for silver and gold, is highly speculative and expensive. It involves many risks and is often nonproductive. Even if we believe we have found a valuable mineral deposit, it may be several years before production is possible. During that time, it may become no longer feasible to produce those minerals for economic, regulatory, political or other reasons. As a result of high costs and other uncertainties, we may not be able to expand or replace our existing ore reserves as they are depleted, which would adversely affect our business and financial position in the future.

Our joint development and operating arrangements may not be successful.

It is possible we will enter into other joint venture arrangements in the future in order to share the risks and costs of developing and operating properties. In a typical joint venture arrangement, the partners own a proportionate share of the assets, are entitled to indemnification from each other and are only responsible for any future liabilities in proportion to their interest in the joint venture. If a party fails to perform its obligations under a joint venture agreement, we could incur liabilities and losses in excess of our pro-rata share of the joint venture. We make investments in exploration and development projects that may have to be written off in the event we do not proceed to a commercially viable mining operation.

We face inherent risks in acquisitions of other mining companies or properties that may adversely impact our growth strategy.

Mines have limited lives, which is an inherent risk in acquiring mining properties. We are actively seeking to expand our mineral reserves by acquiring other mining companies or properties. Although we are pursuing opportunities that we feel are in the best interest of our investors, these pursuits are costly and often unproductive. Inherent risks in acquisitions we may undertake in the future could adversely affect our current business and financial condition and our growth.

There is a limited supply of desirable mineral lands available in the United States and foreign countries where we would consider conducting exploration and/or production activities, and any acquisition we may undertake is subject to inherent risks. In addition to the risk associated with limited mine lives, we may not realize the value of the companies or properties that are acquired due to a possible decline in metals prices, failure to obtain permits, labor problems, changes in regulatory environment, an inability to obtain financing and other factors previously described. Acquisitions of other mining companies or properties may also expose us to new geographic, political, operating, and geological risks. In addition, we face strong competition for new properties from other mining companies, some of which have greater financial resources than we do, and we may be unable to acquire attractive new mining properties on terms that we consider acceptable.

Our business depends on good relations with our employees.

We are dependent upon the ability and experience of our executive officers, managers, employees and other personnel, including those residing outside of the U.S., and there can be no assurance that we will be able to retain all of such employees. We compete with other companies both within and outside the mining industry in connection with the recruiting and retention of qualified employees knowledgeable in mining operations. Due to the relatively small size of our management team, the loss of these persons or our inability to attract and retain additional highly skilled employees could have an adverse effect on our business and future operations.

Mining accidents or other adverse events at an operation could decrease our anticipated production.

Production may be reduced below our historical or estimated levels as a result of mining accidents; unfavorable ground conditions; work stoppages or slow-downs; lower than expected ore grades; metallurgical characteristics of the ore being less economical than anticipated; or our equipment or facilities failing to operate properly or as expected.

Our operations may be adversely affected by risks and hazards associated with the mining industry that may not be fully covered by insurance.

Our business is subject to a number of risks and hazards including:

•	environmental hazards;

•	political and country risks;

•	civil unrest or terrorism;

•	industrial accidents;

•	labor disputes or strikes;

•	unusual or unexpected geologic formations;

•	cave-ins;

•	explosive rock failures; and

•	unanticipated hydrologic conditions, including flooding and periodic interruptions due to inclement or hazardous weather conditions.

Such risks could result in:

•	personal injury or fatalities;

•	damage to or destruction of mineral properties or producing facilities;

•	environmental damage;

•	delays in exploration, development or mining;

•	monetary losses; and

•	legal liability.

We maintain insurance to protect against losses that may result from some of these risks at levels consistent with our historical experience, industry practice and circumstances surrounding each identified risk. Insurance against environmental risks is generally either unavailable or, we believe, too expensive for us, and, therefore, we do not maintain environmental insurance. Occurrence of events for which we are not insured may affect our cash flow and overall profitability.

Legal, Market and Regulatory Risks

We are currently involved in ongoing legal disputes that may materially adversely affect us.

There are several ongoing legal disputes in which we are involved. If any of these disputes results in a substantial monetary judgment against us, is settled on unfavorable terms or otherwise impacts our operations, our financial results or condition could be materially adversely affected. For example, we may ultimately incur environmental remediation costs substantially in excess of the amounts we have accrued and the plaintiffs in environmental proceedings may be awarded substantial damages, which costs and damages we may not be able to recover from our insurers.

We are required to obtain governmental and lessor approvals and permits in order to conduct mining operations.

In the ordinary course of business, mining companies are required to seek governmental and lessor approvals and permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of our efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation.

We face substantial governmental regulation and environmental risk.

Our business is subject to extensive U.S. and foreign, federal, state and local laws and regulations governing development, production, labor standards, occupational health, waste disposal, use of toxic substances, environmental regulations, mine safety and other matters. See “— Legal, Market and Regulatory Risks — Our environmental remediation obligations may exceed the provisions we have made” and “— Operating Development and Exploration Risks — Our foreign operations are subject to additional inherent risks.” We have been and are currently involved in lawsuits in which we have been accused of causing environmental damage or violating environmental laws, and we may be subject to similar lawsuits in the future. New legislation and regulations may be adopted at any time that result in additional operating expense, capital expenditures or restrictions and delays in the mining, production or development of our properties.

From time to time, the U.S. Congress considers proposed amendments to the General Mining Law of 1872, as amended, which governs mining claims and related activities on federal lands. There has been significant activity with respect to mining law reform in Congress during the past several years and it is not unlikely that some reform will occur. However, when it may occur and the extent of any future changes is not known and the potential impact on us as a result of U.S. Congressional action is difficult to predict. Although a majority of our existing U.S. mining operations occur on private or patented property, changes to the General Mining Law, if adopted, could adversely affect our ability to develop mineral reserves on federal lands.

Our environmental remediation obligations may exceed the provisions we have made.

We are subject to significant environmental obligations, particularly in northern Idaho. At June 30, 2008, we had accrued $102.8 million as a provision for environmental remediation, $88.0 million of which relates to our various liabilities in Idaho, and there is a significant risk that the costs of remediation could materially exceed this provision.

The titles to some of our properties may be defective or challenged.

Unpatented mining claims constitute a significant portion of our undeveloped property holdings, the validity of which could be uncertain and may be contested. Although we have conducted title reviews of our property holdings, title review does not necessarily preclude third parties from challenging our title. In accordance with mining industry practice, we do not generally obtain title opinions until we decide to develop a property. Therefore, while we have attempted to acquire satisfactory title to our undeveloped properties, some titles may be defective.

The price of our Common Stock has a history of volatility and could decline in the future.

Our Common and Preferred Stocks are listed on the New York Stock Exchange. The market price for our Common Stock has been volatile, often based on:

•	fluctuating proven and probable reserves;

•	factors unrelated to our financial performance or future prospects, such as global economic developments and market perceptions of the attractiveness of particular industries;

•	changes in metals prices, particularly gold and silver;

•	our results of operations and financial condition as reflected in our public news releases or periodic filings with the Securities and Exchange Commission;

•	foreign political and regulatory risk;

•	the success of our exploration program;

•	ability to meet production estimates;

•	environmental and legal risk;

•	the extent of analytical coverage concerning our business; and

•	the trading volume and general market interest in our securities.

The market price of our Common Stock at any given point in time may not accurately reflect our long-term value, and may prevent stockholders from realizing a profit on their investment.

Additional issuances of equity securities by us would dilute the ownership of our existing stockholders and could reduce our earnings per share.

We may issue equity in the future in connection with acquisitions, strategic transactions or for other purposes. Any such acquisition could be material to us and could significantly increase the size and scope of our business, including our market capitalization. We also may be required to issue additional Common Stock upon the conversion of our Mandatory Convertible Preferred Stock and may elect to pay dividends on our Mandatory Convertible Preferred Stock in shares of our Common Stock, which we have elected to do for the dividend payable October 1, 2008. To the extent we issue any additional equity securities, the ownership of our existing stockholders would be diluted and our earnings per shares could be reduced. We currently have an effective shelf registration statement on file with the Securities and Exchange Commission that allows us to issue up to $108.2 million in Common Stock and warrants in connection with business combination transactions. See “Shares Eligible for Future Sale.”

If a large number of shares of our Common Stock is sold in the public market, the sales could reduce the trading price of our Common Stock and impede our ability to raise future capital.

We cannot predict what effect, if any, future issuances by us of our Common Stock or other equity will have on the market price of our Common Stock. In addition, shares of our Common Stock that we issue in connection with an acquisition may not be subject to resale restrictions. We may issue substantial additional shares of Common Stock or other securities in connection with material acquisition transactions. The market price of our Common Stock could decline if certain large holders of our Common Stock, or recipients of our Common Stock in connection with an acquisition, sell all or a significant portion of their shares of Common Stock or are perceived by the market as intending to sell these shares other than in an orderly manner. In addition, these sales could also impair our ability to raise capital through the sale of additional Common Stock in the capital markets. See “Shares Eligible for Future Sale.”

Our Series B Preferred Stock has a liquidation preference of $50 per share or $7.9 million.

If we were liquidated, holders of our preferred stock would be entitled to receive approximately $7.9 million (plus any accrued and unpaid dividends) from any liquidation proceeds before holders of our Common Stock would be entitled to receive any proceeds. Our Series B Preferred Stock ranks on parity with our Mandatory Convertible Preferred Stock.

Our Mandatory Convertible Preferred Stock has a liquidation preference of $100 per share or $201.25 million.

If we were liquidated, holders of our preferred stock would be entitled to receive approximately $201.25 million (plus any accrued and unpaid dividends) from any liquidation proceeds before holders of our Common Stock would be entitled to receive any proceeds. Our Mandatory Convertible Preferred Stock ranks on parity with our Series B Preferred Stock.

The issuance of additional shares of our preferred stock in the future could adversely affect holders of Common Stock.

The market price of our Common Stock is likely to be influenced by our preferred stock. For example, the market price of our Common Stock could become more volatile and could be depressed by:

•

investors’ anticipation of the potential resale in the market of a substantial number of additional shares of our Common Stock received upon conversion of the Mandatory Convertible Preferred Stock; and

•

our failure to pay dividends on our currently outstanding Series B Preferred Stock or Mandatory Convertible Preferred Stock, which would prevent us from paying dividends to holders of our Common Stock.

In addition, our board of directors is authorized to issue additional classes or series of preferred stock without any action on the part of our stockholders. This includes the power to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights and preferences over Common Stock with respect to dividends or upon the liquidation, dissolution or winding up of the business and other terms. If we issue preferred stock in the future that has preference over our Common Stock with respect to the payment of dividends or upon liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our Common Stock, the rights of holders of the Common Stock or the market price of the Common Stock could be adversely affected.

We may not be able to pay preferred stock dividends in the future.

In July 2005, we paid outstanding dividends in arrears on our Series B Preferred Stock totaling approximately $2.3 million. Since July 2005, we have continued to pay regular quarterly dividends on our Series B Preferred Stock. The annual dividend payable on the preferred stock is currently $0.6 million. Prior to the fourth quarter of 2004, we had not declared preferred dividends since the second quarter of 2000. In December 2007, we issued 6.5% Mandatory Convertible Preferred Stock with an annual dividend of $13.1 million, each of which quarterly dividend payments has been made to date. There can be no assurance that we will continue to pay dividends in the future.

The provisions in our certificate of incorporation, our by-laws and Delaware law could delay or deter tender offers or takeover attempts that may offer a premium for our Common Stock.

The provisions in our certificate of incorporation, our by-laws and Delaware law could make it more difficult for a third party to acquire control of us, even if that transaction would be beneficial to stockholders. These impediments include:

•	the classification of our board of directors into three classes serving staggered three-year terms, which makes it more difficult to quickly replace board members;

•	the ability of our board of directors to issue shares of preferred stock with rights as it deems appropriate without stockholder approval;

•	a provision that special meetings of our board of directors may be called only by our chief executive officer or a majority of our board of directors;

•	a provision that special meetings of stockholders may only be called pursuant to a resolution approved by a majority of our entire board of directors;

•	a prohibition against action by written consent of our stockholders;

•	a provision that our board members may only be removed for cause and by an affirmative vote of at least 80% of the outstanding voting stock;

•	a provision that our stockholders comply with advance-notice provisions to bring director nominations or other matters before meetings of our stockholders;

•

a prohibition against certain business combinations with an acquirer of 15% or more of our Common Stock for three years after such acquisition unless the stock acquisition or the business combination is approved by our board prior to the acquisition of the 15% interest, or after such acquisition our board and the holders of two-thirds of the other Common Stock approve the business combination; and

•

a prohibition against our entering into certain business combinations with interested stockholders without the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of voting stock.

The existence of these provisions may deprive stockholders of an opportunity to sell our stock at a premium over prevailing prices. The potential inability of our stockholders to obtain a control premium could adversely affect the market price for our Common Stock.

Risks Related to the Offering

Common Stock issued pursuant to subsequent offerings or eligible for future issuance or sale may cause the Common Stock price to decline, which may negatively impact your investment.

We may issue substantial additional shares of Common Stock or other securities in connection with acquisition transactions or for other purposes, to the extent permitted by our senior credit facility. Any such acquisition could be material to us and could significantly increase the size and scope of our business. Issuances or sales of substantial amounts of additional Common Stock or the perception that such issuances or sales could occur, may cause prevailing market prices for our Common Stock to decline and could result in dilution to our stockholders. See “— Legal, Market and Regulatory Risks — Additional issuances of equity securities by us would dilute the ownership of our existing stockholders and could reduce our earnings per share” and “— If a large number of shares of our Common Stock is sold in the public market, the sales could reduce the trading price of our Common Stock and impede our ability to raise future capital.” See “Shares Eligible for Future Sale.”

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting estimated fees and expenses and underwriting discounts and commissions, will be approximately $199.1 million ($230.7 million if the underwriters exercise their option to purchase additional shares of Common Stock in full), based upon the closing price of our common stock on August 29, 2008.

We intend to use the net proceeds from this offering, together with cash on hand and cash from continuing operations, to repay our indebtedness under our bridge facility (as described below) and for other general corporate purposes. On April 16, 2008, we completed the acquisition of the companies owning 70.3% of the Greens Creek mine (see Note 14 of Notes to the Condensed Consolidated Financial Statements of our Form 10-Q for the period ended June 30, 2008, our Current Report on Form 8-K filed on April 22, 2008, and our Current Report on Form 8-K filed on September 2, 2008 for further discussion). The acquisition was partially funded by a $380 million debt facility, that includes a $140 million three-year term facility and a $240 million bridge facility, which matures on October 16, 2008. We utilized $220 million from the bridge facility at the time of closing the Greens Creek transaction.

The following table sets forth the estimated sources and uses of funds relating to the refinancing of our indebtedness under our bridge facility.

Sources of Funds	Amount	Uses of Funds	Amount
	(In millions)		(In millions)
Offering of Common Stock	$210.6	Repayment of bridge facility	210.6

Cash on Hand	11.5	Estimated transaction fees and expenses from this offering	11.5

		Other general corporate uses	—

Total	$222.1	Total	$222.1

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our consolidated capitalization as of June 30, 2008 on: (i) an actual basis; and (ii) an as adjusted basis to give effect to this offering and the application of the estimated net proceeds of this offering in the manner described under “Use of Proceeds.”

This table is derived from, should be read together with, and is qualified in its entirety by reference to (i) our unaudited consolidated financial statements and the accompanying notes and (ii) “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our Current Report on Form 8-K filed September 2, 2008, which is incorporated herein by reference.

	June 30, 2008
(dollars in thousands)	Actual	Pro Forma Adjustment	Pro Forma	As adjusted for this offering(1)
Cash and cash equivalents	$45,810	$11,686	$57,496	$45,996

Senior credit facility	220,000		220,000	9,400
Long-term debt, including current portion(2)	140,000		140,000	140,000

Total long-term debt	$360,000		$360,000	$149,400

Stockholders’ equity:
Common stock	$31,905		$31,905	$39,405
Series B Preferred Stock	39		39	39
6.5% Mandatory Convertible Preferred Stock	504		504	504
Capital surplus	790,757		790,757	982,357
Less treasury stock at cost	(640)		(640)	(640)
Accumulated deficit	(307,224)	556	(306,668)	(306,668)

Other comprehensive income (loss)	11,528		11,528	11,528

Total stockholders’ equity	526,869	556	527,425	726,525

Total capitalization	$886,869	$556	$887,425	$875,925

(1)	Includes an estimated $199.1 million of net proceeds from this offering after payment of all transaction expenses.
(2)	On April 16, 2008, we completed the acquisition of the companies owning 70.3% of the Greens Creek mine for $700 million in cash and approximately $50 million in stock. The acquisition was partially funded by a $380 million debt facility, which includes a $140 million three-year term facility and a $240 million bridge facility, which matures on October 16, 2008. We utilized $220 million from the bridge facility at the time of closing the Greens Creek transaction. See “Use of Proceeds.”

MARKET PRICE OF OUR COMMON STOCK

Our Common Stock is listed on the New York Stock Exchange under the symbol “HL.” The following table sets forth, for each of the quarterly periods indicated, the range of high and low sales prices, in U.S. dollars, of our Common Stock on the New York Stock Exchange.

	High	Low
Year Ended December 31, 2005
First Quarter	$6.22	$4.98
Second Quarter	5.52	3.91
Third Quarter	4.71	3.33
Fourth Quarter	4.34	2.95

Year Ended December 31, 2006
First Quarter	$6.89	$3.93
Second Quarter	7.09	4.05
Third Quarter	6.65	4.77
Fourth Quarter	7.95	4.90

Year Ending December 31, 2007
First Quarter	$9.21	$6.36
Second Quarter	9.89	7.47
Third Quarter	9.80	6.58
Fourth Quarter	12.57	8.18

Year Ending December 31, 2008
First Quarter	$12.79	$8.05
Second Quarter	$13.14	$7.40
Third Quarter (through August 29, 2008)	$10.00	$6.50

On August 29, 2008, the closing sale price of our Common Stock as reported on the New York Stock Exchange was $ 7.02 per share. On August 28, 2008, the number of our Common Stockholders of record was approximately 6,500.

DIVIDEND POLICY

We do not pay or declare any dividends on our Common Stock under our current policy. Our credit facility currently contains provisions that restrict our payment of dividends on our Common Stock. Our Series B and 6.5% Mandatory Convertible preferred stock series rank senior to our Common Stock with respect to the payment of dividends.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO MOST COMPARABLE

GAAP FINANCIAL MEASURE

The tables below present reconciliations between total cash costs to cost of sales and other direct production costs (non-GAAP ) and depreciation, depletion and amortization (GAAP) for our silver operations (the San Sebastian, Greens Creek and Lucky Friday segments), for the years ended December 31, 2007, 2006 and 2005 and for the six-month periods ended June 30, 2008 and 2007 (in thousands, except costs per ounce) and reconciliation between EBITDA (non-GAAP) and net income (GAAP).

Cash Costs

Total cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining, processing and other plant costs, third-party refining and marketing expense, on-site general and administrative costs, royalties and mining production taxes, net of by-product revenues earned from all metals other than the primary metal produced at each unit. Total cash costs provide management and investors an indication of net cash flow, after consideration of the realized price received for production sold. Management also uses this measurement for the comparative monitoring of performance of our mining operations period-to-period from a cash flow perspective. “Total cash cost per ounce” is a measure developed by gold companies in an effort to provide a comparable standard; however, there can be no assurance that our reporting of this non-GAAP measure is similar to that reported by other mining companies.

Cost of sales and other direct production costs and depreciation, depletion and amortization, is the most comparable financial measure calculated in accordance with GAAP to total cash costs. The sum of the cost of sales and other direct production costs and depreciation, depletion and amortization for our silver operating units in the tables below is presented in our Consolidated Statement of Operations and Comprehensive Income (Loss) included on our Current Report on Form 8-K filed on September 2, 2008, for the years ended December 31, 2007, 2006 and 2005, and on our Form 10-Q filed for the period ended June 30, 2008 and 2007.

	Combined Silver Properties
	Year ended December 31,			Six months ended June 30,
	2007	2006	2005	2008	2007
Total cash costs(1,2)	$(15,873)	$1,329	$16,807	$6,484	$(4,699)
Divided by silver ounces produced(4)	5,643	5,510	5,677	3,664	3,050

Total cash cost per ounce produced	$(2.81)	$0.24	$2.96	$1.77	$(1.54)

Reconciliation to GAAP:
Total cash costs	$(15,873)	$1,329	$16,807	$6,484	$(4,699)
Depreciation, depletion and amortization(2)	12,323	11,756	10,840	12,768	6,145
Treatment & freight costs	(31,555)	(37,045)	(22,424)	(34,776)	(16,108)
By-product credits(1)	112,079	86,216	50,899	78,729	51,526
Change in product inventory(3)	(1,261)	1,278	(939)	16,523	589
Idle facility costs(2)	—	—	2,022	—	—
Reclamation, severance and other costs	203	190	1,395	617	95

Cost of sales and other direct production costs and depreciation, depletion and amortization (GAAP)	$75,916	$63,724	$58,600	$80,345	$37,548

	Greens Creek Unit
	Year ended December 31,			Six months ended June 30,
	2007	2006	2005	2008	2007
Total cash costs(1)	$(13,560)	$(9,157)	$4,190	$1,127	$(5,633)
Divided by silver ounces produced	2,571	2,636	2,874	2,240	1,394

Total cash cost per ounce produced	$(5.27)	$(3.47)	$1.46	$0.50	$(4.04)

Reconciliation to GAAP:
Total cash costs	$(13,560)	$(9,157)	$4,190	$1,127	$(5,633)
Depreciation, depletion and amortization	8,440	8,192	7,067	10,505	4,231
Treatment & freight costs	(17,295)	(21,686)	(15,090)	(23,566)	(8,778)
By-product credits(1)	59,622	54,081	30,200	52,402	27,559
Change in product inventory	(1,200)	718	(330)	16,275	760
Reclamation, severance and other costs	186	170	286	573	83

Cost of sales and other direct production costs and depreciation, depletion and amortization (GAAP)	$36,193	$32,318	$26,323	$57,316	$18,222

	Lucky Friday Unit
	Year ended December 31,			Six months ended June 30,
	2007	2006	2005	2008	2007
Total cash cost(1)	$(2,313)	$10,486	$10,986	$5,357	$934
Divided by silver ounces produced(4)	3,072	2,874	2,085	1,424	1,656

Total cash cost per ounce produced	$(0.75)	$3.65	$5.27	$3.76	$0.56

Reconciliation to GAAP:
Total cash costs	$(2,313)	$10,486	$10,986	$5,357	$934
Depreciation, depletion and amortization	3,883	3,565	593	2,263	1,914
Treatment & freight costs	(14,260)	(15,360)	(7,006)	(11,210)	(7,330)
By-product credits(1)	52,457	32,135	12,962	26,327	23,967
Change in product inventory	(61)	(345)	5	248	(171)
Reclamation, severance and other costs	17	20	13	44	12

Cost of sales and other direct production costs and depreciation, depletion and amortization (GAAP)	$39,723	$30,501	$17,553	$23,029	$19,326

(1)	“Total Cash Cost” includes all direct and indirect operating costs related directly to the physical activities of producing metals, including mining, processing and other plant costs, third-party refining and marketing expense, on-site general and administrative costs, royalties and mine production taxes, net of by-product revenues earned from all metals other than the primary metal produced at each unit.
(2)	The mill that processed San Sebastian ore in Mexico was closed for most of the first six months of 2005 (and fourth quarter of 2004) due to a strike by mill workers, making 2005 production statistics not meaningful, including total cash cost per ounce produced. Mine and mill operations ceased in October 2005. During 2005, cost of sales and other direct production costs of $2.6 million were not included in the determination of total cash costs for silver operations. San Sebastian recognized depreciation, depletion and amortization expense of $2.5 million during 2005, which is reflected in the total for all properties and combined silver properties above.
(3)	Includes approximately $905,000 related to San Sebastian cost of sales and other direct production costs during the first quarter of 2006 for prior period doré shipments.
(4)	Ounces mined from the 5900 level development project at Lucky Friday are not included in the determination of total cash costs during 2005, as commercial production levels from the expansion project had not yet been reached. Approximately 385,000 ounces of silver were excluded from the calculation.

SHARES ELIGIBLE FOR FUTURE SALE

Although our Common Stock is listed on the New York Stock Exchange (symbol: HL) and has a long and active trading history, future sales of substantial amounts of our Common Stock in the public market could adversely affect prevailing market prices of our Common Stock. In addition to the already outstanding shares of our Common Stock not subject to any trading restrictions and which, thus, may be traded at any time, additional or other shares of Common Stock may become eligible for trading or be traded during the course of this offering or in the near term subsequent to this offering, depending on market prices and the desires of the owners thereof, including the following: (1) In connection with the consummation of the Greens Creek transaction on April 16, 2008, we issued 4,365,000 shares to Kennecott Minerals Holding Company, which shares become eligible for sale pursuant to Rule 144 (subject to us continuing to meet the public information requirements) on or about October 16, 2008. (2) On February 12, 2008, we entered into an Asset Purchase Agreement with Independence, which provides for the issuance of 6,936,884 shares of Common Stock to Independence upon closing of such transaction, which is now currently anticipated to occur following approval of the transaction and certain related matters, including the distribution of such shares by Independence to its shareholders, by Independence’s shareholders at a meeting currently expected to be held in the fourth quarter of 2008. Such shares are being offered by us pursuant to a registration statement on Form S-4 and, thus, will be immediately eligible for resale by the shareholder recipients thereof (other than the approximately 1,115,663 shares of our Common Stock which will be held by affiliates of Independence upon consummation of the contemplated transactions, which will be subject to restrictions under Rule 145. (3) On January 18, 2008, we made a donation of 550,000 shares of our Common Stock to Hecla Charitable Foundation, which shares we believe became eligible for resale under Rule 144 (subject to us continuing to meet the public information requirements) on or about July 18, 2008. (4) On January 25, 2008, we issued 188,333 shares of Common Stock in a private placement to an accredited investor to acquire property in the Silver Valley of Northern Idaho, which shares we believe became eligible for resale under Rule 144 (subject to us continuing to meet the public information requirements) on or about July 25, 2008. (5) On February 21 2008, we issued 927,716 shares of Common Stock in a private placement to an accredited investor in connection into entering into the San Juan Silver Mining Joint Venture, which shares we believe became eligible for resale under Rule 144 (subject to us continuing to meet the public information requirements) on or about August 21, 2008. Such agreement also provides for the potential issuance of additional shares of our Common Stock valued at $2,200,000 prior to the first anniversary date of such agreement. (6) On August 28, 2008, we announced our election to pay dividends on our Mandatory Convertible Preferred Stock for the October 1, 2008 payment date in shares of our common stock, which will result in the issuance of $3.27 million of our common stock (approximately 467,000 shares at recent share prices) as valued as provided in the Certificate of Designation for the Mandatory Convertible Preferred Stock. Although our officers and directors have agreed not to sell shares held by them in excess of an aggregate of 75,000 for a period of 90 days following consummation of this offering, the sales of shares held by the public or by those receiving shares pursuing to the aforementioned issuances may adversely affect the trading prices of our Common Stock.

UNDERWRITING

We intend to offer shares of our Common Stock through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Scotia Capital (USA) Inc. are acting as representatives of the underwriters named below. We have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares of our Common Stock listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Scotia Capital (USA) Inc.
BMO Capital Markets Corp.
RBC Capital Markets Corporation

Total

The underwriters have agreed to purchase all of the shares of our Common Stock (other than those covered by the overallotment option described below) sold under the underwriting agreement if any of these shares of our Common Stock are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of our Common Stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Common Stock and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares of our Common Stock to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $             per share. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Hecla Mining Company	$	$	$

The expenses of the offering, not including the underwriters’ discount, are estimated to be approximately $1,000,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to 4,500,000 additional shares of our Common Stock at the public offering price on the cover page of this prospectus supplement, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of our Common Stock proportionate to the underwriter’s initial amount reflected in the above table.

No Sale of Similar Securities

We have agreed with the underwriters (and our executive officers have similarly agreed, except as to up to an aggregate of 75,000 shares) not to offer, sell, contract to sell or otherwise dispose of any of the shares of our Common Stock or any of our other securities that are substantially similar to the shares of our Common Stock, any securities that are convertible into or exchangeable for, or represent the right to receive, shares of our Common Stock or any such substantially similar securities or to file any registration statement with the SEC under the Securities Act relating to any such securities, during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Scotia Capital (USA) Inc. This agreement does not prohibit us from (i) filing a registration statement in connection with the offer and sale of the Common Stock; (ii) issuing any Common Stock issuable upon the conversion of the shares of our preferred stock or any securities issued pursuant to director or employee stock option or benefit plans existing on, or upon the exercise, conversion or exchange of convertible or exchangeable securities or options outstanding as of, the date of this prospectus supplement; (iii) issuing shares of Common Stock as payment of dividends on our Mandatory Convertible Preferred Stock; or (iv) offering, selling or filing a registration statement for securities to be issued to any seller in connection with any acquisition, provided that such seller agrees to be bound by the terms of this agreement with respect to the offer and sale of any Common Stock received by it in the acquisition for any remaining term of this agreement (except for recipients of Common Stock in connection with our acquisition of Independence, who would not be bound by this agreement). See also “Shares Eligible for Future Sale.”

Price Stabilization and Short Positions

Until the distribution of the shares of our Common Stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing shares of our Common Stock. However, the representatives may engage in transactions that stabilize the price of the shares of our Common Stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in our Common Stock in connection with this offering, i.e., if they sell more shares of our Common Stock than are listed on the cover page of this prospectus supplement, the representatives may reduce that short position by purchasing shares of our Common Stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of shares of our Common Stock to stabilize its price or to reduce a short position may cause the price of shares of our Common Stock to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of our Common Stock in the open market to reduce the underwriters’ short position or to stabilize the price of such shares of our Common Stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares of our Common Stock. The imposition of a penalty bid may also affect the price of the shares of our Common Stock in that it discourages resales of those shares of our Common Stock.

The underwriters have advised us that these transactions may be effected on the New York Stock Exchange or otherwise. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our Common Stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The shares of our Common Stock are traded on the New York Stock Exchange under the symbol “HL.”

Relationships with Hecla Mining

In the ordinary course of business, the underwriters and their affiliates have in the past and may in the future engage in investment banking or other transactions of financial nature with us, including the provision of certain advisory services to us or financing transactions, including syndicated loans, bridge loans and capital market transactions for which they have received, and may in the future receive, customary compensation. The Bank of Nova Scotia, an affiliate of one our underwriters, acted as administrative agent for our $380 million debt facility, which includes a $140 million three-year term facility and a bridge facility in the amount of $240 million. We utilized $220 million from the bridge facility at the time of closing the Greens Creek transaction (see Note 14 of Notes to the Condensed Consolidated Financial Statements of our Form 10-Q for the period ended June 30, 2008, our Current Report on Form 8-K filed on April 22, 2008, and our Current Report on Form 8-K filed on June 13, 2008, for further discussion). As described in “Use of Proceeds,” this offering is intended to refinance the bridge facility. The Bank of Nova Scotia and Merrill Lynch, Pierce, Fenner & Smith Incorporated have acted as lenders under the bridge facility. Because more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by affiliates of certain underwriters in this offering, this offering is being conducted in compliance with National Association of Securities Dealers (“NASD”) Conduct Rule 2710(h). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of equity securities for which a “bona fide independent market,” as defined by the NASD rules, exists as of the date of the filing of the registration statement and as of the effective date thereof. See “Use of Proceeds.”

Selling Restrictions

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares of our Common Stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to shares of our Common Stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of our Common Stock to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000 as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior written consent of Merrill Lynch Pierce, Fenner & Smith, Incorporated and Scotia Capital (USA) Inc.; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of our Common Stock to the public” in relation to any shares of our Common Stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our Common Stock to be offered so as to enable an investor to decide to purchase or subscribe shares of our Common Stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

•

it has not made and will not make an offer of shares of our Common Stock to the public in the United Kingdom prior to the publication of a prospectus in relation to our Common Stock and the offer that has been approved by the Financial Services Authority (“FSA”) or, where appropriate, approved in another Member State and notified to the FSA, all in accordance with the Prospectus Directive, except that it may make an offer of shares of our Common Stock to persons who fall within the definition of “qualified investor” as that term is defined in Section 86 (7) of the Financial Services and Markets Act 2000, as amended (“FSMA”), or otherwise in circumstances which do not result in an offer of transferable securities to the public in the United Kingdom within the meaning of FSMA;

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) received by it in connection with the issue or sale of any shares of our Common Stock in circumstances in which Section 21(1) of FSMA does not apply to it; and

•	it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to our Common Stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares to be offered hereby is being passed upon for us by Bell, Boyd & Lloyd LLP, Chicago, Illinois. Shearman & Sterling LLP, New York, New York, will pass upon certain legal matters for the underwriters.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting of Hecla Mining Company incorporated by reference in this prospectus supplement and the financial statements of Greens Creek Joint Venture for the year ended December 31, 2007, included on Form 8-K filed on September 2, 2008 incorporated by reference in this prospectus supplement, have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

The audited financial statements of Greens Creek Joint Venture included in the Current Report on Form 8-K/A filed on June 13, 2008 by Hecla Mining Company incorporated in this Prospectus Supplement to the Prospectus that became effective September 7, 2007 (File No. 333-145919) has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC under the Securities Act a registration statement on Form S-3. This prospectus supplement together with the related prospectus do not contain all of the information contained in the registration statement and the exhibits to the registration statement. We strongly encourage you to read carefully the registration statement and the exhibits to the registration statement.

Any statement made in this prospectus supplement or the related prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other document we file at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington D.C. 20549.

You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. Our SEC filings are available from the SEC’s Internet site at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. You may read and copy our SEC filings and other information at the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate information into this prospectus supplement by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except to the extent superseded by information contained herein or by information contained in documents filed with the SEC after the date of this prospectus. We incorporate by reference the documents listed below that have been previously filed with the SEC:

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which we filed with the SEC on February 29, 2008, of which certain information has been superseded by information included in our Current Report on Form 8-K of September 2, 2008;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008, which we filed with the SEC on May 12, 2008 and August 6, 2008, respectively;

•

our Current Reports on Form 8-K and 8-K/A, which we filed with the SEC on February 1, 2008, February 19, 2008, February 26, 2008, March 6, 2008, March 27, 2008, April 4, 2008, April 22, 2008, May 12, 2008, May 21, 2008, June 13, 2008, June 25, 2008, July 14, 2008, and September 2, 2008; and

•

all documents filed by us in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus supplement and before the termination of an offering under this prospectus supplement, other than documents or information deemed furnished and not filed in accordance with SEC rules.

We do not incorporate by reference documents or information furnished to, but not filed with, the SEC.

We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus supplement. To request a copy of any or all of these documents, you should write or telephone us at: Investor Relations, Hecla Mining Company, 6500 North Mineral Drive, Suite 200, Coeur d’Alene, Idaho 83815, (208) 769-4100.

P R O S P E C T U S

Hecla Mining Company

Common Stock

Preferred Stock

Warrants

Debt Securities

We may offer and sell from time to time, in one or more offerings, shares of our common stock, preferred stock, warrants, and debt securities.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus. A prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you make your investment decision.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

We may offer and sell these securities through one or more underwriters, dealers and agents, underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers, on a continuous or delayed basis.

The prospectus supplement for each offering of securities will describe the plan of distribution for that offering. Our common stock is listed on the New York Stock Exchange under the trading symbol “HL”. The prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 7, 2007.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information provided in this prospectus, any prospectus supplement, the documents incorporated by reference or any other offering material is accurate as of any date other than the date on the front of those documents, as applicable.

TABLE OF CONTENTS

PROSPECTUS

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell common stock, preferred stock, warrants, and debt securities as described in this prospectus, in one or more offerings.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. This prospectus provides you with a general description of the common stock and other securities that we may offer. Each time we sell common stock or other securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the common stock or other securities offered. The prospectus supplements may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation of Certain Documents By Reference.”

This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, file reports and other information with the SEC. Our file number with the SEC is 1-8491. Statements contained in this prospectus and any accompanying prospectus supplement or other offering material about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents.

Unless otherwise stated or the context otherwise requires, references in this prospectus to “Hecla,” “we,” “our” or “us” refer to Hecla Mining Company and its subsidiaries.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information provided in this prospectus, any prospectus supplement or any other offering material is accurate as of any date other than the date on the front of those documents, as applicable. Our business, financial condition, results of operations and prospects may have changed since that date.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements included in this prospectus and the other public filings incorporated by reference herein constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements of expectations, beliefs, plans, objectives, assumptions or future events or performance. Words or phrases such as “may,” “will,” “could,” “anticipate,” “believe,” “should,” “estimate,” “expect,” “intend,” “plan,” “predict,” “project,” “will likely result,” “will continue,” or similar expressions identify forward-looking statements.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis including, without limitation, management’s examination of historical operating trends, data contained in records and other data available from third parties, but there can be no assurance that our expectations, beliefs or projections will be achieved or accomplished.

In addition to other factors and matters discussed elsewhere in this prospectus or incorporated by reference, some important factors that could cause our actual results or outcomes to differ materially from those discussed in forward-looking statements include:

•	metals prices and price volatility;

•	amount of metals production;

•	costs of production;

•	mining risks and hazards;

•	risks inherent in foreign operations;

•	remediation, reclamation, and environmental costs;

•	the results or settlements of pending litigation;

•	cash flow;

•	currency fluctuations and currency exchange regulations;

•	reserve estimates;

•	project development risks;

•	changes in, and compliance with, environmental laws and policies;

•	financial or regulatory accounting principles or policies imposed by governing bodies;

•	our ability to obtain financing for working capital, construction costs and the repayment of any future maturing debt;

•	capital market conditions, including interest rate fluctuations and capital availability;

•	new federal, state and local laws that could have adverse effects on operating results;

•	legal and regulatory proceedings and issues;

•	the impact of any acquisitions or dispositions of operations, assets, entities, or mining properties;

•	employee workforce factors, including strikes, work stoppages and the loss of key executives; and

•	general political, economic and financial market conditions.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

HECLA MINING COMPANY

Hecla Mining Company has provided precious and base metals to the U.S. economy and worldwide since its incorporation in 1891. We discover, acquire, develop, produce, and market silver, gold, lead and zinc. In doing so, we intend to manage our business activities in a safe, environmentally responsible and cost-effective manner.

We produce both metal concentrates, which we sell to custom smelters, and unrefined gold bullion bars (doré), which may be sold as doré or further refined before sale to precious metals traders. We are organized and managed into four segments that encompass our operating units and significant exploration interests:

•	The Lucky Friday unit;

•	The Greens Creek unit;

•	The La Camorra unit and various exploration activities in Venezuela; and

•	The San Sebastian unit and various exploration activities in Mexico.

The map below shows the locations of our operating units and our exploration projects, as well as our corporate offices located in Coeur d’Alene, Idaho and Vancouver, British Columbia.

Our principal executive offices are located at 6500 N. Mineral Drive, Suite 200, Coeur d’Alene, Idaho 83815-9408. Our telephone number is (208) 769-4100. Our web site address is www.hecla-mining.com.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds of any securities sold for general corporate purposes.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table shows our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods indicated.

	Six Months Ended June 30, 2007	Year Ended December 31,
		2006	2005	2004	2003	2002
Ratio of earnings to fixed charges	51.4	51.8	(1)	(1)	(1)	5.0
Ratio of earnings to combined fixed charges and preferred stock dividends	35.6	35.6	(2)	(2)	(2)	(2)

(1)	Earnings were insufficient to cover fixed charges in the following amounts: $24.7 million in 2005, $3.3 million in 2004, and $5.9 million in 2003.
(2)	Earnings were insufficient to cover fixed charges and preferred dividends in the following amounts: $25.3 million in 2005, $24.6 million in 2004, $20.5 million in 2003, and $15.3 million in 2002.

Please refer to Exhibit 12.1 filed with the Registration Statement of which this prospectus is a part for additional information regarding the ratio of earnings to cover fixed charges and preferred dividends.

DESCRIPTION OF CAPITAL STOCK

The following summary is not complete. You should refer to the applicable provisions of our Certificate of Incorporation, as amended, and our Bylaws, as amended, and to Delaware corporate law for a complete understanding of the terms and rights of our common and preferred stock.

Common Stock

We are authorized to issue 400,000,000 shares of common stock, par value $0.25 per share, of which 120,522,487 shares of common stock were issued and outstanding as of August 31, 2007.

Subject to the rights of the holders of any outstanding shares of preferred stock, each share of common stock is entitled to:

•	one vote on all matters presented to the stockholders, with no cumulative voting rights;

•

receive such dividends as may be declared by the board of directors out of funds legally available therefor (we have no present intention of paying dividends on our common stock in the foreseeable future); and

•	in the event of our liquidation or dissolution, share ratably in any distribution of our assets.

Holders of shares of common stock do not have preemptive rights or other rights to subscribe for unissued or treasury shares or securities convertible into such shares, and no redemption or sinking fund provisions are applicable. All outstanding shares of common stock are fully paid and nonassessable.

All of our currently outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “HL”.

Preferred Stock

Our certificate of incorporation, as amended, authorizes us to issue 5,000,000 shares of preferred stock, par value $0.25 per share. The preferred stock is issuable in series with such voting rights, if any, designations, powers, preferences and other rights and such qualifications, limitations and restrictions as may be determined by our board of directors or a duly authorized committee thereof, without stockholder approval. The board may fix the number of shares constituting each series and increase or decrease the number of shares of any series.

As of August 31, 2007, there were 157,816 shares of Series B Cumulative Convertible Preferred Stock issued and outstanding. In addition, shares of preferred stock have been designated by us as Series A Junior Participating Preferred Shares, and were previously (but no longer) reserved for issuance in connection with a stockholder rights plan (“poison pill”) that expired in 2006.

Ranking

The Series B preferred stock ranks senior to our common stock with respect to payment of dividends and amounts upon liquidation, dissolution or winding up.

While any shares of Series B preferred stock are outstanding, the affirmative vote or consent of the holders of 66 2/3% of the outstanding shares of Series B preferred stock and any other series of preferred stock ranking on a parity with the Series B preferred stock as to dividends and upon liquidation, dissolution or winding up (a “Parity Stock”), voting as a single class without regard to series, is necessary to authorize, create or issue any class or series of stock of our company that ranks senior to the Series B preferred stock as to dividends or upon liquidation, dissolution or winding up. However, we may create additional classes of Parity Stock or Junior Stock (as defined below), increase the authorized number of shares of Parity Stock or Junior Stock or issue series of Parity or Junior Stock without the consent of any holder of Series B preferred stock. See “Voting Rights.”

Dividends

Series B preferred stockholders are entitled to receive, when, as and if declared by the board of directors out of our assets legally available therefor, cumulative cash dividends at the rate per annum of $3.50 per share of Series B preferred stock. Dividends on the Series B preferred stock are payable quarterly in arrears on October 1, January 1, April 1 and July 1 of each year (and, in the case of any undeclared and unpaid dividends, at such additional times and for such interim periods, if any, as determined by the board of directors), at such annual rate. Each such dividend is payable to holders of record as they appear on our stock records at the close of business on such record dates, which shall not be more than 60 days or less than 10 days preceding the payment dates corresponding thereto, as shall be fixed by the board of directors or a duly authorized committee thereof. Dividends are cumulative from the date of the original issuance of the Series B preferred stock, whether or not in any dividend period or periods we have assets legally available for the payment of such dividends. Accumulations of dividends on shares of Series B preferred stock do not bear interest. Dividends payable on the Series B preferred stock for any period greater or less than a full dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series B preferred stock for each full dividend period are computed by dividing the annual dividend rate by four.

Except as provided in the next sentence, no dividend will be declared or paid on any Parity Stock unless full cumulative dividends have been paid on the Series B preferred stock for all prior dividend periods. If cumulative dividends on the Series B preferred stock for all prior dividend periods have not been declared or paid in full, then any dividend declared on the Series B preferred stock for any dividend period and on any Parity Stock will be declared ratably in proportion to undeclared and unpaid dividends on the Series B preferred stock and such Parity Stock.

We will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock or (ii) redeem, purchase or otherwise acquire for consideration any Junior Stock or Parity Stock through a sinking fund or otherwise (except by conversion into, or exchange for shares of, Junior Stock, and other than a redemption or purchase or other acquisition of shares of our common stock made for purposes of our employee incentive or benefit plans), unless all undeclared and unpaid dividends with respect to the Series B preferred stock and any Parity Stock at the time such dividends are payable have been paid or funds have been set apart for payment of such dividends.

As used herein, (i) the term “dividend” does not include dividends payable solely in shares of Junior Stock on Junior Stock, or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock, and (ii) the term “Junior Stock” means our common stock and any other class of our capital stock now or hereafter issued and outstanding that ranks junior as to the payment of dividends or amounts payable upon liquidation, dissolution and winding up to the Series B preferred stock. There can be no assurance that dividends will be paid in the future.

Liquidation Preference

The Series B preferred stockholders are entitled to receive, in the event that we are liquidated, dissolved or wound up, whether voluntarily or involuntarily, $50.00 per share of Series B preferred stock plus an amount per share of Series B preferred stock equal to all dividends (whether or not earned or declared) undeclared and unpaid thereon to the date of final distribution to such holders (the “Liquidation Preference”), and no more. Currently, our Series B preferred stock has a liquidation preference of $50 per share, or approximately $7.9 million in the aggregate.

Until the Series B preferred stockholders have been paid the Liquidation Preference in full, no payment will be made to any holder of Junior Stock upon our liquidation, dissolution or winding up. If, upon any liquidation, dissolution or winding up, our assets, or proceeds thereof, distributable among the holders of the shares of Series B preferred stock are insufficient to pay in full the Liquidation Preference and the Liquidation Preference with respect to any other shares of Parity Stock, then such assets, or the proceeds thereof, will be distributed among the holders of shares of Series B preferred stock and any such Parity Stock ratably in accordance with the respective amounts which would be payable on such shares of Series B preferred stock and any such Parity Stock if all amounts payable thereof were paid in full. Neither a consolidation, merger or business combination of us with or into another corporation nor a sale or transfer of all or substantially all of our assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary.

Voting Rights

Except as indicated below, or except as otherwise from time to time required by applicable law, the Series B preferred stockholders have no voting rights and their consent is not required for taking any corporate action. When and if the Series B preferred stockholders are entitled to vote, each holder will be entitled to one vote per share.

In the event the Company has not declared and paid six quarterly dividends on the Series B preferred stock, the Series B preferred stockholders, voting as a single class, are entitled to elect two additional directors to the board at the next annual meeting of stockholders. The Series B preferred stockholders will have the right to elect two directors (never to total more than two) at each subsequent annual meeting, until such time as all cumulative dividends have been paid in full.

The affirmative vote or consent of the holders of 66 2/3% of the outstanding shares of the Series B preferred stock, voting separately as a class, is required for any amendment of our certificate of incorporation which alters or changes the powers, preferences, privileges or rights of the Series B preferred stock so as to materially adversely affect the holders thereof. The affirmative vote or consent of the holders of shares representing 66 2/3% of the outstanding shares of the Series B preferred stock and any other series of Parity Stock, voting as a single class without regard to series, is required to authorize the creation or issue of, or reclassify any of our authorized stock into, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any additional class or series of stock ranking senior to all such series of Parity Stock. However, we may create additional classes of Parity Stock and Junior Stock, increase the number of shares of Parity Stock and Junior Stock and issue additional series of Parity Stock and Junior Stock without the consent of any holder of Series B preferred stock.

Provisions with Possible Anti-Takeover Effects

The provisions in our certificate of incorporation, as amended, our by-laws, as amended, and Delaware law could make it more difficult for a third party to acquire control of us, even if that transaction would be beneficial to stockholders. These impediments include:

•	the classification of our board of directors into three classes serving staggered three-year terms, which makes it more difficult to quickly replace board members;

•	the ability of our board of directors to issue shares of preferred stock with rights as it deems appropriate without stockholder approval;

•	a provision that special meetings of our board of directors may be called only by our chief executive officer or a majority of our board of directors;

•	a provision that special meetings of stockholders may only be called pursuant to a resolution approved by a majority of our entire board of directors;

•	a prohibition against action by written consent of our stockholders;

•	a provision that our board members may only be removed for cause and by an affirmative vote of at least 80% of the outstanding voting stock;

•	a provision that our stockholders comply with advance-notice provisions to bring director nominations or other matters before meetings of our stockholders;

•

a prohibition against certain business combinations with an acquirer of 15% or more of our common stock for three years after such acquisition unless the stock acquisition or the business combination is approved by our board prior to the acquisition of the 15% interest, or after such acquisition our board and the holders of two-thirds of the other common stock approve the business combination; and

•

a prohibition against our entering into certain business combinations with interested stockholders without the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of voting stock.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of our debt securities, preferred stock, or common stock or units of two or more of these types of securities. Warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from these securities. Each series of warrants will be issued under a separate warrant agreement. We will distribute a prospectus supplement with regard to each issue or series of warrants.

Warrants to Purchase Debt Securities

Each prospectus supplement for warrants to purchase debt securities will describe:

•	the title of the debt warrants;

•	the aggregate number of the debt warrants;

•	the price or prices at which the debt warrants will be issued;

•

the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

•	if applicable, the number of the warrants issued with a specified principal amount of our debt securities or each share of our preferred stock or common stock;

•	if applicable, the date on and after which the debt warrants and the related securities will be separately transferable;

•	the principal amount of and exercise price for debt securities that may be purchased upon exercise of each debt warrant;

•	the maximum or minimum number of the debt warrants which may be exercised at any time;

•	if applicable, a discussion of any material federal income tax considerations; and

•	any other material terms of the debt warrants and terms, procedures and limitations relating to the exercise of the debt warrants.

Certificates for warrants to purchase debt securities will be exchangeable for new debt warrant certificates of different denominations. Warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement.

Warrants to Purchase Preferred Stock and Common Stock

Each prospectus supplement for warrants to purchase preferred stock or common stock, will describe:

•	the title of the warrants;

•	the securities for which the warrants are exercisable;

•	the price or prices at which the warrants will be issued;

•	if applicable, the number of the warrants issued with each share of our preferred stock or common stock;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	any provisions for adjustment of the number or amount of shares of our preferred stock or common stock receivable upon exercise of the warrants or the exercise price of the warrants;

•	if applicable, a discussion of material federal income tax considerations; and

•	any other material terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase the principal amount of debt securities or shares of preferred stock or common stock at the exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered in the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities or shares of preferred stock or common stock to be purchased upon such exercise. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Prior to the exercise of any warrants to purchase debt securities, preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock, including:

•

in the case of warrants for the purchase of debt securities, the right to receive payments of principal of, or any premium or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•	in the case of warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of the indentures under which the debt securities may be issued. Any such indentures would be between us and the trustee named therein. The particular terms of the debt securities to be sold by us, including the identity of the trustee, will be set forth in a prospectus supplement relating to such debt securities.

The debt securities will represent unsecured general obligations of the Company, unless otherwise provided in the prospectus supplement. As indicated in the applicable prospectus supplement, the debt securities will either be senior debt, senior to all future subordinated indebtedness of the Company and pari passu with other current and future unsecured, unsubordinated indebtedness of the Company or, in the alternative, subordinated debt subordinate in right of payment to current and future senior debt or pari passu with other future subordinated indebtedness of the Company. The debt securities will be issued under an indenture in the form that will be or has been filed as an exhibit to an amendment to the registration statement of which this prospectus is a part, or as an exhibit to a document filed under the Securities Exchange Act of 1934 and incorporated by reference herein, in each case subject to such amendments or supplemental indentures as are adopted from time to time. The indentures will be executed by the Company and one or more trustees. The following summary of certain provisions of the indentures does not purport to be complete and is subject to, and qualified in its entirety by, reference to all the provisions of the indentures, including the definitions therein of certain terms. Wherever particular sections or defined terms of the indentures are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

General

Unless otherwise indicated in a prospectus supplement, the indentures under which we may issue the debt securities will have the following provisions.

The indentures will not limit the amount of debt securities that may be issued thereunder. Reference is made to the prospectus supplement of the following terms of the debt securities offered pursuant thereto: (i) designation (including whether they are senior debt or subordinated debt and whether such debt is convertible), aggregate principal amount, purchase price and denomination; (ii) the date of maturity; (iii) interest rate or rates (or method by which such rate will be determined), if any; (iv) the dates on which any such interest will be payable and the method of payment (cash or common stock); (v) the place or places where the principal of and interest, if any, on the debt securities will be payable; (vi) any redemption or sinking fund provisions; (vii) any rights of the holders of debt securities to convert the debt securities into other securities or property of the Company; (viii) the terms, if any, on which such debt securities will be subordinate to other debt of the Company; (ix) if other than the principal amount hereof, the portion of the principal amount of the debt securities that will be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy; (x) any events of default in addition to or in lieu of those described herein and remedies therefor; (xi) any trustees, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the debt securities; (xii) listing (if any) on a securities exchange; (xiii) whether such debt securities will be certificated or in book-entry form; and (xiv) any other specific terms of the debt securities, including any additional events of default or covenants provided for with respect to debt securities, and any terms that may be required by or advisable under United States laws or regulations.

Debt securities may be presented for exchange, conversion or transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and the prospectus supplement. The Company may charge a reasonable fee for such services, subject to the limitations provided in the indentures.

Debt securities will bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that, at the time of issuance, is below the prevailing market rate, will be sold at a discount below its stated principal amount. Special United States federal income tax considerations applicable to any such discounted debt securities or to any debt securities issued at par that is treated as having been issued at a discount for United States income tax purposes will be described in the relevant prospectus supplement.

The indentures will not contain any covenant or other specific provision affording protection to holders of the debt securities in the event of a highly leveraged transaction or a change in control of the Company, except to the limited extent described below under “— Consolidation, Merger and Sale of Assets.” The Company’s certificate of incorporation, as amended, also contains other provisions that may prevent or limit a change of control.

Modification and Waiver

Each indenture will provide that modifications and amendments of such indenture may be made by the Company and the applicable trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities issued under such indenture that are affected by the modification or amendment voting as one class; provided that no such modification or amendment may, without the consent of the holder of each such debt security affected thereby, among other things: (1) reduce the amount of debt securities whose holders must consent to an amendment; (2) reduce the interest on or change the time for payment of interest on any Security; (3) reduce the Principal of or change the fixed maturity of any Security; (4) reduce the premium payable upon the redemption of any Security or change the time at which any Security may or shall be redeemed; (5) make any Security payable in money other than that stated in the Security; (6) make any change that adversely affects the right to convert any Security; or (7) make any change that adversely affects the preference or priority of the Security. Any amendment or waiver that waives, changes or eliminates any covenant or other provision of the Indenture that has expressly been included solely for the benefit of one or more particular Series, or that modifies the rights of the Holders of Securities of such Series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other Series.

Each indenture will provide that a supplemental indenture that changes or eliminates any covenant or other provision of such indenture that has expressly been included solely for the benefit of one or more particular series of debt securities, or that modifies the rights of the holders of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under such indenture of the holders of debt securities of any other series.

The indenture in the form that will be or has been filed as an exhibit to an amendment to the registration statement of which this prospectus is a part, or as an exhibit to a document filed under the Securities Exchange Act of 1934 and incorporated by reference herein, and each supplemental indenture entered into thereunder, will provide that the Company and the applicable trustee may, without the consent of the holders of any series of debt securities issued thereunder, amend the indentures or enter into supplemental indentures for one or more of the following purposes: (1) to evidence the succession of another corporation to the Company and the assumption by any such successor of the covenants, agreements and obligations of the Company in such indenture and in the debt securities issued thereunder, (2) to cure any ambiguity, defect or inconsistency; (3) to make any change that does not adversely affect the interests of the holders of any series of debt securities issued thereunder; (4) to establish the form and terms of debt securities issued thereunder; (5) to set forth the conversion rights of any series; and (6) to set forth the provisions regarding subordination of any series.

Events of Default

Unless otherwise provided in any prospectus supplement, the following will be events of default under each indenture with respect to each series of debt securities issued thereunder: (1) the Company defaults in the payment of interest on any Security of that Series when the same becomes due and payable and such Default continues for a period of 30 days; (2) the Company defaults in the payment of the principal of any security of that series when the same becomes due and payable at maturity, upon redemption or otherwise; (3) the Company fails to comply with any of its other agreements in the securities of that series or the indenture with respect to that series and such failure continues for the period and after the notice specified in the applicable indenture; (4) the Company pursuant to or within the meaning of any bankruptcy law: (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a custodian of it or for all or substantially all of its property, or (D) makes a general assignment for the benefit of its creditors; (5) a court of competent jurisdiction enters an order or decree under any bankruptcy law that: (A) is for relief against the Company in an involuntary case, (B) appoints a custodian of the Company or for all or substantially all of its property, or (C) orders the liquidation of the Company, and the order or decree remains unstayed and in effect for 60 days; or (6) an Event of Default provided in the establishing Securities Resolution or supplemental indenture for that Series occurs. Any event of default with respect to particular series of debt securities under the indenture may be waived by the holders of a majority in aggregate principal amount of the outstanding debt securities of such series (voting as a class), except in each case a failure to pay principal or interest on such debt securities or a default in respect of a covenant or provision which cannot be modified or amended without the consent of each holder affected thereby.

The Company will be required to furnish to each trustee annually a statement as to its compliance with all conditions and covenants in the applicable indenture.

Each indenture will contain a provision entitling the applicable trustee to be indemnified by the holders of debt securities before proceeding to exercise any trust or power under such indenture at the request of such holders. Each indenture will provide that the holders of a majority in aggregate principal amount of the then outstanding debt securities of any series may direct the time, method and place of conducting any proceedings for any remedy available to the applicable trustee or of exercising any trust or power conferred upon the applicable trustee with respect to the debt securities of such series; provided, however, that the applicable trustee may decline to follow any such direction if, among other reasons, the applicable trustee determines in good faith that the actions or proceedings as directed may not lawfully be taken, would involve the applicable trustee in personal liability or would be unduly prejudicial to the holders of the debt securities of such series not joining in such direction. The right of a holder to institute a proceeding with respect to the applicable indenture will be subject to certain conditions precedent including, without limitation, that the holders of not less than 25% in aggregate principal amount of the debt securities of such series then outstanding under such indenture make a request upon the applicable trustee to exercise its powers under such indenture, indemnify the applicable trustee and afford the applicable trustee reasonable opportunity to act, but the holder has an absolute right to receipt of the principal of, premium, if any, and interest when due on the debt securities, to require conversion of debt securities if such indenture provides for convertibility at the option of the holder and to institute suit for the enforcement thereof.

Consolidation, Merger and Sale of Assets

Each indenture will provide that the Company may not consolidate with, merge into or sell, convey or lease all or substantially all of its assets to any person unless the Company is the surviving corporation or the successor person is a corporation organized under the laws of any domestic or Canadian jurisdiction and assumes the Company’s obligations on the debt securities issued thereunder, and under such indenture, and after giving effect thereto no event of default, and no event that, after notice or lapse of time or both, would become an event of default shall have occurred and be continuing, and that certain other conditions are met.

Certain Covenants

Payment of Securities.    The Company shall pay the principal of and interest on the securities of any series on the dates and in the manner provided in the securities of such series and the Indenture. Principal and interest shall be considered paid on the date due if the paying agent holds in accordance with the indenture by 11:00 a.m. New York time on that date money sufficient to pay all principal and interest then due and the paying agent is not prohibited from paying such money to the holders of such series on such date pursuant to the terms of this indenture. The Company shall pay interest on overdue Principal of any Series at the rate borne by the Securities of any Series; it shall pay interest on overdue Defaulted Interest at the same rate to the extent lawful.

SEC Reports.    The Company shall file with the Trustee within 15 days after it files them with the SEC copies of the annual reports and of the information, documents, and other reports which the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. The Company will cause any quarterly and annual reports which it makes available to its stockholders to be mailed to the Holders. The Company will also comply with the other provisions of TIA § 314(a). Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute notice or constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

Compliance Certificate.    The Company shall deliver to the Trustee, within 105 days after the end of each fiscal year of the Company, a brief certificate signed by the principal executive officer, principal financial officer or principal accounting officer of the Company, as to the signer’s knowledge of the Company’s compliance with all conditions and covenants contained in this Indenture (determined without regard to any period of grace or requirement of notice provided herein).

Notice of Certain Events.    The Company shall give prompt written notice to the Trustee and any Paying Agent with respect to any Series of (i) any Proceeding, (ii) any Default or Event of Default, (iii) any cure or waiver of any Default or Event of Default, and (iv) if and when the Securities of such Series are listed on any stock exchange.

Additional Covenants.    Any additional covenants of the Company with respect to any series of debt securities will be set forth in the prospectus supplement relating thereto.

Conversion Rights

The terms and conditions, if any, upon which the debt securities are convertible into common stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of redemption of such debt securities and any restrictions on conversion.

Discharge, Defeasance and Covenant Defeasance

Each indenture will provide with respect to each series of debt securities issued thereunder that the Company may terminate its obligations under such debt securities of a series and such indenture with respect to debt securities of such series when (1) either (A) all securities theretofore authenticated and delivered (other than (i) securities which have been destroyed, lost or stolen and which have been replaced or paid and (ii) securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or (B) all such securities not theretofore delivered to the trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their stated maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of the Company, and the Company in the case of (i), (ii), and (iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount of money or U.S. Government Obligations sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for Principal and interest to the date of such deposit (in the case of securities which have become due and payable) or to the stated maturity or redemption date, as the case may be; (2) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and (3) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with. Thereafter, only the Company’s obligations to compensate and indemnify the applicable trustee and its right to recover excess money held by the applicable trustee shall survive.

Applicable Law

The indentures will provide that the debt securities and the indentures will be governed by and construed in accordance with the laws of the State of New York.

PLAN OF DISTRIBUTION

The securities being offered by this prospectus may be sold by us:

•	through agents;

•	to or through underwriters;

•	through broker-dealers (acting as agent or principal);

•	directly by us to purchasers, through a specific bidding or auction process or otherwise; or

•	through a combination of any such methods of sale.

The distribution of securities may be effected from time to time in one or more transactions, including block transactions and transactions on the New York Stock Exchange or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or from the purchasers of the securities. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts. If such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act of 1933.

Agents may from time to time solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities and set forth any compensation payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent selling the securities covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, of the securities.

If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or under delayed delivery contracts or other contractual commitments. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. The applicable prospectus supplement will set forth the managing underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of securities, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and prospectus supplement will be used by the underwriters to resell the securities.

If a dealer is used in the sale of the securities, we, or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of the transactions.

We may directly solicit offers to purchase the securities and we may make sales of securities directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resale of the securities. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act of 1933, or to contribution by us to payments they may be required to make in respect of such liabilities. If required, the prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiaries in the ordinary course of business.

Under the securities laws of some states, the securities offered by this prospectus may be sold in those states only through registered or licensed brokers or dealers.

Any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 that stabilize, maintain or otherwise affect the price of the offered securities. For a description of these activities, see the information under the heading “Underwriting” in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. In addition, our common stock is listed and traded on the New York Stock Exchange. You may also inspect the information we file with the SEC at the offices of the NYSE at 20 Broad Street, New York, New York 10005. Information about us, including our SEC filings, is also available through our web site at http://www.hecla-mining.com. However, information on our web site is not incorporated into this prospectus or our other SEC filings and is not a part of this prospectus or those filings.

This prospectus is part of a registration statement filed by us with the SEC. The exhibits to our registration statement or to documents filed under the Securities Exchange Act of 1934 and incorporated by reference herein contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we may offer, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated above, or from us.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another filed document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. Accordingly, we incorporate by reference the following documents or information filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which we filed with the SEC on March 16, 2007;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, which we filed with the SEC on May 9, 2007 and August 8, 2007;

•	Current Reports on Form 8-K, which we filed with the SEC on February 21, 2007 (with respect to Items 1.01 and 9.01 of Form 8-K only), March 19, 2007, and April 20, 2007;

•	The description of our capital stock contained in our Form 8-B filed with the SEC on May 6, 1983; and

•

All documents filed by us in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus and before the termination of an offering under this prospectus, other than documents or information deemed furnished and not filed in accordance with SEC rules.

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, without charge, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference into this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates. You should direct requests for such copies to:

Hecla Mining Company

6500 North Mineral Drive

Suite 200

Coeur d’Alene, Idaho 83815

Attention: Investor Relations

Telephone (208) 769-4100

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, Bell, Boyd & Lloyd LLP, Chicago, Illinois, will pass upon certain legal matters for us in connection with the securities offered by this prospectus.

EXPERTS

The financial statements and management’s report on the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 have been so included in reliance upon the report of BDO Seidman, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The financial statements of Greens Creek Joint Venture for the fiscal years ended December 31, 2004 and 2005 included in our Annual Report on Form 10-K (not presented separately) for the fiscal year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

30,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.	Scotia Capital

BMO Capital Markets	RBC Capital Markets

September     , 2008